InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars) Years ended December 31, 2008, 2007 and 2006

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Table of contents

Management’s Report	1

Auditor’s Report to the Shareholders	2

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statements of Cash Flows	6

Consolidated Statements of Shareholders’ Equity	7

Consolidated Statements of Comprehensive Income	8

Notes to the Consolidated Financial Statements	9

Reconciliation to accounting principles generally accepted in the United States	44

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

MANAGEMENT’S REPORT

The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.

The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.  Financial statements are not precise as they include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.  Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.

InterOil Corporation maintains systems of internal accounting and administrative controls.  These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors.  The Committee meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters.  The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The 2008 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders.  PricewaterhouseCoopers has full and free access to the Audit Committee.

Phil Mulacek	Collin Visaggio
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements   INTEROIL CORPORATION     1

INDEPENDENT AUDIT REPORT TO THE SHAREHOLDERS OF INTEROIL CORPORATION

Independent Auditors’ Report

To the Shareholders of InterOil Corporation:

We have completed integrated audits of InterOil Corporation’s 2008 and 2007 consolidated financial statements and an audit of its 2006 consolidated financial statements.  We have also completed an audit of its internal control over financial reporting as at December 31, 2008.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of InterOil Corporation as at December 31, 2008, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2008 and 2007 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements for the year ended December 31, 2006 in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008, 2007 and  2006 and the results of its operations and its cash flows for each of the years in the three year period then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited InterOil Corporation’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Consolidated Financial Statements   INTEROIL CORPORATION     2

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers
Melbourne, Australia
March 27, 2009
except with respect to our opinion on the consolidated financial statements insofar as it relates to the revision to prepaid expenses and secured loans discussed in Note 29 as to which the date is December 10, 2009

Consolidated Financial Statements   INTEROIL CORPORATION     3

InterOil Corporation Consolidated Balance Sheets (Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	48,970,572	43,861,762	31,681,435
Cash restricted (note 7)	25,994,258	22,002,302	29,301,940
Trade receivables (note 8)	42,887,823	63,145,444	67,542,902
Commodity derivative contracts (note 7)	31,335,050	-	1,759,575
Other assets	167,885	146,992	2,954,946
Inventories (note 9)	83,037,326	82,589,242	67,593,558
Prepaid expenses	4,489,574	5,102,540	880,640
Total current assets	236,882,488	216,848,282	201,714,996
Cash restricted (note 7)	290,782	382,058	3,217,284
Deferred financing costs	-	-	1,716,757
Plant and equipment (note 10)	223,585,559	232,852,222	242,642,077
Oil and gas properties (note 11)	128,013,959	84,865,127	54,524,347
Future income tax benefit (note 12)	3,070,182	2,867,312	1,424,014
Total assets	591,842,970	537,815,001	505,239,475
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	78,147,736	60,427,607	76,095,369
Commodity derivative contracts (note 7)	-	1,960,300	-
Working capital facility (note 15)	68,792,402	66,501,372	36,873,508
Deferred hedge gain (note 7)	-	-	1,385
Deferred liquefaction project liability (note 18)	-	-	6,553,080
Current portion of secured loan (note 18)	9,000,000	136,776,760	13,500,000
Current portion of indirect participation interest - PNGDV (note 19)	540,002	1,080,004	730,534
Total current liabilities	156,480,140	266,746,043	133,753,876
Accrued financing costs (note 18)	-	-	1,087,500
Secured loan (note 18)	52,365,333	61,141,389	184,166,433
8% subordinated debenture liability (note 23)	65,040,067	-	-
Preference share liability (note 22)	-	7,797,312	-
Deferred gain on contributions to LNG project (note 14)	17,497,110	9,096,537	-
Indirect participation interest (note 19)	72,476,668	96,086,369	96,861,259
Indirect participation interest - PNGDV (note 19)	844,490	844,490	1,190,633
Total liabilities	364,703,808	441,712,140	417,059,701
Non-controlling interest (note 20)	5,235	4,292	5,759,206
Shareholders' equity:
Share capital (note 21)	373,904,356	259,324,133	233,889,366
Authorised - unlimited
Issued and outstanding - 35,923,692
(Dec 31, 2007 - 31,026,356)
(Dec 31, 2006 - 29,871,180)
Preference shares (note 22)	-	6,842,688	-
(Authorised - 1,035,554, issued and outstanding - nil)
8% subordinated debentures (note 23)	10,837,394	-	-
Contributed surplus (note 24)	15,621,767	10,337,548	4,377,426
Warrants (note 25)	2,119,034	2,119,034	2,137,852
Accumulated Other Comprehensive Income	27,698,306	6,025,019	1,492,869
Conversion options (note 19)	17,140,000	19,840,000	20,000,000
Accumulated deficit	(220,186,930)	(208,389,853)	(179,476,945)
Total shareholders' equity	227,133,927	96,098,569	82,420,568
Total liabilities and shareholders' equity	591,842,970	537,815,001	505,239,475

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 27), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director    Christian Vinson, Director

Consolidated Financial Statements   INTEROIL CORPORATION     4

InterOil Corporation Consolidated Statement of Operations (Expressed in United States dollars)

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Revenue
Sales and operating revenues	915,578,709	625,526,068	511,087,934
Interest	931,785	2,180,285	3,223,995
Other	3,216,445	2,666,890	3,747,603
	919,726,939	630,373,243	518,059,532

Expenses
Cost of sales and operating expenses	888,623,109	573,609,441	499,494,540
Administrative and general expenses	31,227,627	31,998,655	23,288,330
Derivative (gain)/loss	(24,038,550)	7,271,693	(2,559,712)
Legal and professional fees	11,523,045	6,532,646	3,937,517
Exploration costs, excluding exploration impairment (note 11)	995,532	13,305,437	6,176,866
Exploration impairment (note 11)	107,788	1,242,606	1,647,185
Short term borrowing costs	6,514,060	5,565,828	8,478,540
Long term borrowing costs	17,459,186	17,182,446	11,856,872
Depreciation and amortization	14,142,546	13,024,258	12,352,672
Loss on amendment of indirect participation interest - PNGDV (note 19)	-	-	1,851,421
Gain on LNG shareholder agreement (note 18)	-	(6,553,080)	-
Gain on sale of oil and gas properties (note 11)	(11,235,084)	-	-
Foreign exchange gain	(3,878,150)	(5,078,338)	(4,744,810)
	931,441,109	658,101,592	561,779,421

Loss before income taxes and non-controlling interest	(11,714,170)	(27,728,349)	(43,719,889)

Income taxes (note 12)
Current	(1,564,038)	(2,491,761)	(1,232,487)
Future	1,482,074	1,284,869	(1,110,386)
	(81,964)	(1,206,892)	(2,342,873)

Loss before non-controlling interest	(11,796,134)	(28,935,241)	(46,062,762)

Non-controlling interest (note 20)	(943)	22,333	263,959

Net loss	(11,797,077)	(28,912,908)	(45,798,803)

Basic loss per share (note 26)	(0.35)	(0.96)	(1.55)
Diluted loss per share (note 26)	(0.35)	(0.96)	(1.55)
Weighted average number of common shares outstanding
Basic and diluted	33,632,390	29,998,133	29,602,360

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION     5

InterOil Corporation Consolidated Statement of Cash Flows (Expressed in United States dollars)

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$ (restated) *	$

Cash flows provided by (used in):

Operating activities
Net loss	(11,797,077)	(28,912,908)	(45,798,803)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	943	(22,333)	(263,959)
Depreciation and amortization	14,142,546	13,024,258	12,352,672
Future income tax asset	(202,870)	(1,600,985)	1,333,108
Fair value adjustment on IPL PNG Ltd. acquisition	-	(367,935)	-
(Gain)/loss on sale of plant and equipment	(16,250)	269,321	263,945
Gain on sale of exploration assets	(11,235,084)	-	-
Impairment of plant and equipment	-	960,000	755,857
Amortization of discount on debt	-	-	28,891
Amortization of discount on debentures liability	1,915,910	-	-
Amortization of deferred financing costs	260,400	421,691	219,033
(Gain)/loss on unsettled hedge contracts	851,500	(47,314)	(71,875)
(Gain)/loss on derivative contracts	(17,034,350)	3,765,800	(1,220,500)
Stock compensation expense	5,741,086	6,062,962	1,976,072
Inventory revaluation	8,379,587	-	-
Non-cash interest on secured loan facility	2,189,907	6,143,660	2,926,025
Non-cash interest settlement on preference shares	372,950	-	-
Non-cash interest settlement on debentures	2,620,628	-	-
Oil and gas properties expensed	1,103,320	14,548,043	7,824,051
Loss on amendment of indirect participation interest - PNGDV	-	-	1,851,421
Gain on LNG shareholder agreement	-	(6,553,080)	-
Preference share transaction costs	-	390,000	-
Gain on buy back of minority interest	-	(394,290)	-
(Gain)/loss on proportionate consolidation of LNG project	(811,765)	2,375,278	-
Unrealized foreign exchange gain	(3,728,721)	(5,078,338)	(4,744,810)
Change in operating working capital
Decrease/(increase) in trade receivables	18,684,422	6,661,838	(6,663,218)
Increase in unrealised hedge gains	900,000	-	-
Decrease/(increase) in other assets and prepaid expenses	592,073	(2,698,546)	4,051
Decrease/(increase) in inventories	(3,189,859)	(6,033,038)	2,642,493
(Decrease)/Increase in accounts payable, accrued liabilities
and income tax payable	5,846,860	(34,533,991)	28,773,008
Net cash from/(used in) operating activities	15,586,156	(31,619,907)	2,187,462

Investing activities
Expenditure on oil and gas properties	(63,890,512)	(69,090,092)	(47,990,758)
Proceeds from IPI cash calls	18,323,365	21,782,988	-
Expenditure on plant and equipment	(5,172,133)	(7,289,319)	(13,585,792)
Proceeds received on sale of assets	312,500	65,072	3,770,080
Proceeds received on sale of exploration assets	6,500,000	-	-
Acquisition of subsidiary (note 16)	-	(3,326,631)	(25,820,515)
Proceeds from insurance claim	-	7,000,000	-
(Increase)/decrease in restricted cash held as security on
borrowings	(3,900,680)	10,134,864	(15,856,955)
Change in non-cash working capital
Increase/(decrease) in accounts payable and accrued liabilities	436,775	6,353,247	2,412,621
Net cash (used in)/from investing activities	(47,390,685)	(34,369,871)	(97,071,319)

Financing activities
Repayments of secured loan	(9,000,000)	(4,500,000)	(4,500,000)
(Repayments of)/proceeds from bridging facility, net of transaction costs	(70,000,000)	-	125,293,488
Financing fees related to bridging facility	-	(100,000)	-
Proceeds from PNG LNG cash call	9,447,250	9,450,308	-
Payments for deferred financing fees	-	(362,500)	-
Repayments of unsecured borrowings	-	-	(21,453,132)
Proceeds from Clarion Finanz for Elk option agreement	5,500,000	5,922,712	-
Proceeds from Petromin for Elk participation agreement	4,000,000	-	-
Proceeds from/(repayments of) working capital facility	2,291,030	29,627,864	(33,850,814)
Proceeds from/(payments for) issue of
common shares/conversion of debt, net of transaction costs	(104,975)	23,816,100	1,473,943
Proceeds from issue of debentures, net of transaction costs	94,780,034	-	-
Proceeds from preference shares, net of transaction costs	-	14,250,000	-
Proceeds from conversion of warrants	-	65,621	-
Net cash from/(used in) financing activities	36,913,339	78,170,105	66,963,485

Increase/(decrease) in cash and cash equivalents	5,108,810	12,180,327	(27,920,372)
Cash and cash equivalents, beginning of period	43,861,762	31,681,435	59,601,807
Cash and cash equivalents, end of period (note 5)	48,970,572	43,861,762	31,681,435

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION     6

InterOil Corporation Consolidated Statements of Shareholders' Equity (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Share capital

At beginning of period	259,324,133	233,889,366	223,934,500
Issue of capital stock (note 21)	114,580,223	25,434,767	9,954,866
At end of period	373,904,356	259,324,133	233,889,366
Preference shares

At beginning of period	6,842,688	-	-
Issue of preference shares (note 22)	-	6,842,688	-
Converted to common shares	(6,842,688)	-	-
At end of period	-	6,842,688	-
8% subordinated debentures

At beginning of period	-	-	-
Issue of debentures (note 23)	13,036,434	-	-
Conversion to common shares during the year	(2,199,040)	-	-
At end of period	10,837,394	-	-
Contributed surplus

At beginning of period	10,337,548	4,377,426	2,933,586
Fair value of options exercised transferred to share capital (note 24)	(456,867)	(102,840)	(532,232)
Stock compensation expense (note 24)	5,741,086	6,062,962	1,976,072
At end of period	15,621,767	10,337,548	4,377,426
Warrants

At beginning of period	2,119,034	2,137,852	2,137,852
Movement for period (note 25)	-	(18,818)	-
At end of period	2,119,034	2,119,034	2,137,852
Accumulated Other Comprehensive Income

At beginning of period	6,025,019	1,492,869	477,443
Deferred hedge gain recognised on transition	-	1,385	-
Deferred hedge (loss)/gain movement for period, net of tax	18,012,500	(1,385)	-
Foreign currency translation movement for period, net of tax (note 2(g))	3,660,787	4,532,150	1,015,426
At end of period	27,698,306	6,025,019	1,492,869
Conversion options

At beginning of period	19,840,000	20,000,000	20,000,000
Movement for period (note 19)	(2,700,000)	(160,000)	-
At end of period	17,140,000	19,840,000	20,000,000
Accumulated deficit

At beginning of period	(208,389,853)	(179,476,945)	(133,678,142)
Net loss for period	(11,797,077)	(28,912,908)	(45,798,803)
At end of period	(220,186,930)	(208,389,853)	(179,476,945)
Shareholders' equity at end of period	227,133,927	96,098,569	82,420,568

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION     7

InterOil Corporation Consolidated Statements of Comprehensive Income (Expressed in United States dollars)

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Net loss as per Statement of Operations	(11,797,077)	(28,912,908)	(45,798,803)

Other comprehensive income, net of tax	21,673,287	4,530,765	1,015,426

Comprehensive income/(loss)	9,876,210	(24,382,143)	(44,783,377)

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION     8

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

1.	Nature of operations and organization

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate.

Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream Refining includes refining of products for domestic market in Papua New Guinea and exports, and Midstream Liquefaction includes the work being undertaken to further the LNG project in PNG.  Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations.  Common and integrated costs are recovered from business segments on an equitable driver basis.

2.	Significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below.  These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) applicable to a going concern, which, in the case of the Company, differ in certain respects from those in the United States.  These differences are described in note 29, Reconciliation to Generally Accepted Accounting Principles in the United States.

The consolidated financial statements for the year ended December 31, 2008 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying Company’s accounting policies.  These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from these estimates. The effect of changes in estimates on future periods have not been disclosed in these consolidated financial statements as estimating it is impracticable.

(b)	Going concern

These consolidated financial statements have been prepared using Canadian GAAP applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

For the year ended December 31, 2008, the Company reported a loss of $11.8 million as compared to a loss of $28.9 million for the same period of 2007.  The total operating cash inflow was $15.6 million for the year compared to a cash outflow of $31.6 million in 2007.  The Company reported a net operating cash outflow, before working capital movements, of $7.2 million for the year compared to $5.0 million inflow during 2007.  The net current assets for the year ended December 31, 2008 was $80.4 million compared to a net current asset deficit of $49.9 million in 2007.

The Company has cash, cash equivalents and cash restricted of $75.3 million as at December 31, 2008 (December 2007 - $66.3 million), of which $26.3 million is restricted (December 2007 - $22.4 million).  The Company has a short term working capital facility of $190.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas.  This facility is secured by the assets it is drawn down against.  The overall facility limit has been increased by $20.0 million as part of the annual renewal process.  As at December 31, 2008 only $81.0 million has been utilized, and the remaining facility remains available for use.  This facility is due to be renewed in August 2009.  During 2008 the Company also secured a $57.5 million (Papua New Guinea Kina 150.0 million) revolving working capital facility for its Downstream operations in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. Westpac facility limit is Papua New Guinea Kina 80.0 million (approximately $30.7 million) and BSP facility limit is Papua New Guinea Kina 70.0 million (approximately $26.8 million).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and is due for renewal in August 2009.  As at December 31, 2008 only $15.4 million of this combined facility has been utilized, and the remaining facility remains available for use.  Management expects these facilities to be renewed in due course as these working capital facilities are fully secured against trade debtors, inventory and cash deposits.

With respect to its Upstream operations, the Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to postpone these activities in the event sufficient funding is not available.

Consolidated Financial Statements   INTEROIL CORPORATION     9

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from operations will not be sufficient to facilitate further development of the Elk/Antelope well prospect and the Midstream Liquefaction LNG plant development.  Therefore the Company must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans.  Management expects that the Company will be able to secure the necessary financing through one of, or a combination or the aforementioned alternatives.  Accordingly, these financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

(c)	Principles of consolidation

Subsidiaries

The consolidated financial statements of the Company incorporates the assets, liabilities and results of InterOil Corporation and of all subsidiaries as at December 31, 2008, December 31, 2007, December 31, 2006 and for the years then ended.  Subsidiaries of InterOil Corporation as at December 31, 2008 include SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%), InterOil New York Inc. (100%) and their subsidiaries.  InterOil Corporation and its subsidiaries together are referred to in these financial statements as the Company or the consolidated entity.

Effective October 1, 2006 the Company acquired 100% shareholding of Shell Papua New Guinea Ltd from Shell.  The acquired entity has been renamed IPL (PNG) Ltd and became a fully owned subsidiary of InterOil Products Limited.  The results of IPL (PNG) Ltd have been incorporated into the Company consolidation from October 1, 2006.

During the year 2006, the Company set up PNG LNG Inc., a Bahamas incorporated entity, to construct and operate a Liquefied Natural Gas facility (‘LNG Project’) in PNG.  In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil’s investment in PNG LNG Inc.. InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation.  During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc.  Refer to the section ‘Proportionate consolidation of Joint Venture interests’ below for the changes to InterOil’s shareholding in PNG LNG Inc. due to the signing of the Shareholders’ Agreement in July 2007.

In April 2008, InterOil New York Inc. was incorporated as a 100% subsidiary of InterOil Corporation to evaluate potential financing arrangements in the U.S.

Subsidiaries are all those entities over which the Company has the right and ability to obtain future economic benefits from the resources of the enterprise and is exposed to the related risks.  Control of an enterprise is the continuing power to determine strategic operating, investing and financing policies without the cooperation of others.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company, refer to note 2(j).  Intercompany transactions, balances and unrealized gains on transactions between Company companies are eliminated on consolidation.  Minority interest in the results and equity of subsidiaries are shown separately in the consolidated statements of operations and balance sheets.

Proportionate consolidation of Joint Venture interests

During July 2007, the investment in PNG LNG Inc. (“Joint Venture Company” – previously 100% subsidiary of InterOil) was transferred from InterOil Corporation to InterOil LNG Holdings Inc. On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc..  The signing of this Shareholders’ Agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil and was a jointly controlled entity, between the parties to the Shareholders’ Agreement, from the date of the agreement.  As the entity became a joint venture in July 2007, guidance under CICA 3055 – ‘Interest in Joint Ventures’ has been followed and the entity has been proportionately consolidated in InterOil’s consolidated financial statements from the date of the Shareholders’ Agreement.  The consolidated results of InterOil’s proportionate shareholding in the LNG Project has been disclosed separately within the segment notes, refer to note 4.  For further details on the impact of Shareholders Agreement and proportionate consolidation of the joint venture balances, refer to note 14 below.

Consolidated Financial Statements   INTEROIL CORPORATION     10

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(d)	Changes in accounting policies

Effective January 1, 2008 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:
•	CICA 1400 – General standards of financial statement presentation

•	CICA 1535 – Capital Disclosures

•	CICA 3031 – Inventories

•	CICA 3862 – Financial Instruments – Disclosures; and

•	CICA 3863 – Financial Instruments – Presentation

These new accounting standards provide requirements for the presentation and disclosure of financial instruments and capital disclosures.  The standards have been adopted prospectively and as such the comparative consolidated financial statements have not been restated.  The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.

General standards of financial statement presentation

This Section has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The new requirements are applicable to all entities and are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Capital Disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed.  This section has resulted in InterOil disclosing information in note 3(h) below that enables users of its financial statements to evaluate the Company's objectives, policies and processes for managing capital.

Inventories

This section establishes standards for the measurement and disclosure of inventories.  It provides the Canadian equivalent to International Financial Reporting Standard IAS 2, "Inventories".  There is no impact due to this new standard on the accounting policies of the Company.

Financial Instruments – Disclosure and Presentation

The objectives of these Sections are to require entities to provide disclosures in their financial statements that enable users to evaluate:

a. the significance of financial instruments for the entity's financial position and performance
b. the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks; and
c. to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.

These revised sections have resulted in InterOil disclosing additional information on the risk arising from financial instruments to which InterOil is exposed to, refer note 3 below for detailed information.

(e)	New standards issued but not yet effective

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective January 1, 2009, no items have been identified as having any material impact on the Company’s financial statements.

(f)	Segment reporting

An operating segment (also referred to as a ‘business segment’) is a component of an enterprise:
a.     that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),
b.     whose operating results are regularly reviewed by the Company’s management to make decisions about resources to be allocated to the segment and assess its performance, and
c.     for which discrete financial information is available.

Consolidated Financial Statements   INTEROIL CORPORATION     11

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company’s assets and operations are predominantly based in Papua New Guinea and therefore are disclosed as one geographical segment.  Refer to note 1 for the management’s organization of the Company by business segment.

(g)	Foreign currency translation

Functional and reporting currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).  The consolidated financial statements are presented in United States Dollars which is InterOil’s functional and reporting currency.

Self Sustaining and Integrated Foreign Operations
For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions.  Foreign exchange gains or losses are reported as a separate component of shareholders' equity as a Foreign currency translation adjustment.

For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions.  Foreign exchange gains or losses are included in the statement of operations.

(h)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.  The following particular accounting policies, which significantly affect the measurement of results, have been applied.

Revenue from midstream operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.  Sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales.

Revenue from downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.

Interest income:
Interest income is recognized on a time-proportionate basis.

(i)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction.  The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is more likely than not that future taxable amounts will be available to utilize those temporary differences and losses.  A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise duty and other taxes in Papua New Guinea, Australia and Canada.  The consolidated statement of operations is prepared on a net basis by the Company.

Consolidated Financial Statements   INTEROIL CORPORATION     12

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(j)	Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.  The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference, to the extent possible, is allocated against acquired fixed assets in accordance with the standards on a pro rata basis.  Any further excess is presented as an extraordinary gain in the statement of operations.

Where settlement of any part of cash consideration is deferred, the amounts payable in future are discounted to their present value as at the date of exchange.  The discount rate is the Company’s incremental borrowing rate, being the rate at which similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(k)	Impairment of assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its fair value.  Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.  When no liquid market exists, the fair value is the present value of future cash flows discounted at the risk free rate of interest plus a risk premium.  If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

(l)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(m)	Restricted cash

Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations.  Restricted cash is carried at cost and any accrued interest is classified under other assets.

(n)	Trade receivables

The collectability of trade receivables is assessed on an ongoing basis.  Debts which are known to be uncollectible are written off.  A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.  The amount of provision is recognized in the statement of operations.

The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility.  The receivables are retained on the balance sheet as the Company retains control over these receivables.

(o)	Inventory

Raw materials and stores and finished goods
Raw materials and finished goods are stated at the lower of costs and net realizable value.  Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure.  Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.  Stores are stated at cost less provision for obsolescence.

Consolidated Financial Statements   INTEROIL CORPORATION     13

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Crude oil and refined petroleum products
Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately.  The cost of midstream refined petroleum product consists of raw material, labor, direct overheads and transportation costs.  The cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.

(p)	Assets held for sale

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell.  A gain is recognized for any subsequent increase in fair value less costs to sell an asset but not in excess of any cumulative impairment loss previously recognized.  A gain or loss not previously recognized by the date of sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not depreciated or amortized while they are classified as held for sale.  Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale are presented separately from other assets in the balance sheet.  The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

(q)	Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures and its finished products sales price exposures.  The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.  The Company may choose to designate derivative financial instruments as hedges.

When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness.  This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions.  The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of Other comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item.  For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings.  Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings.  If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

(r)	Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure borrowings.  Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period.  In accordance with revised guidance under CICA Section 3861 – Financial Instruments – disclosure and presentation, InterOil has reclassified the unamortized deferred financing costs amounting to $1,716,757 as at January 1, 2007, previously disclosed as a separate item under Non-current assets, to offset the respective liability accounts.

Consolidated Financial Statements   INTEROIL CORPORATION     14

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(s)	Plant and equipment

Refinery assets
The Company’s most significant item of plant and equipment is the oil refinery in Papua New Guinea which is included within midstream assets.  The pre-operating stage of the refinery ceased on January 1, 2005.  Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment.  Development costs and the costs of acquiring or constructing support facilities and equipment are also capitalized.

The refinery assets are recorded at cost.  Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment.

Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum.  The refinery is built on land leased from the Independent State of Papua New Guinea.  The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.

Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred.  Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround.  No major turnaround costs have been incurred during the year ended December 31, 2008.

Other assets
Property, plant and equipment are recorded at cost.  Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated.  Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset.  Maintenance and repair costs are expensed as incurred.  Improvements that increase the capacity or prolong the service life of an asset are capitalized.  The depreciation rates by category are as follows:

Downstream	0% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%

During the year 2006, InterOil adopted a deminimus threshold of $5,000 below which all capital purchases are expensed in the period of purchase.  This was effected retrospectively and all individual items not meeting the capitalization criteria adopted, were written off in 2006.

Leased assets
Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases.  Finance leases are classified at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.  The corresponding rental obligations, net of finance charges, are included in other long term payables.  Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding.  The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.  The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.  Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.

Asset retirement obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end.  Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs.

The refinery is built on land leased from the Independent State of Papua New Guinea.  The lease expires on July 26, 2097.

Environmental remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure.  Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.  Provisions are determined on an assessment of current costs, current legal requirements and current technology.  Changes in estimates are dealt with on a prospective basis.  As at December 31, 2008, no provision has been raised.

Consolidated Financial Statements   INTEROIL CORPORATION     15

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Disposal of property, plant and equipment
At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in the statement of operations.

(t)	Oil and gas properties

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities.  Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred.  The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economic reserves.  Capitalized costs for producing wells will be subject to depletion on the units-of-production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area.  Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion on the units-of-production method.

(u)	Accounts payable and accrued liabilities

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid.  These amounts are unsecured and are usually paid within 30 days of recognition.

(v)	Employee entitlements

Wages and salaries, and annual leave
Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.

Long Service Leave
The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date.  Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.

Retirement benefit obligations
The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions.  Contributions to the defined contribution fund are recognized as an expense as they become payable.

Stock-based compensation
Stock-based compensation benefits are provided to employees pursuant to the 2006 Stock Incentive Plan (with some options still in existence having been granted under the now superseded Incentive Stock Option Plan of 2002).  The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option.  Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital.  The Company uses the fair value based method to account for employee stock options.  Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

Profit-sharing and bonus plans
The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w)	Earnings per share

Basic earnings per share
Basic common shares outstanding are the weighted average number of common shares outstanding for each period.  The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.

Consolidated Financial Statements   INTEROIL CORPORATION     16

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Diluted earnings per share
Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.

(x)	Reclassification

Certain prior years’ amounts have been reclassified to conform to current presentation.

Nine month period ended September 30, 2008, six month period ended June 30, 2008, three month period ended March 31, 2008 and year ended December 31, 2007 cash flows have been adjusted to correctly reflect the classification of deferred gain in relation to the LNG project.  For details of adjustments made to the previously published financial statements, refer to the following table:

	Nine Month period ended	Six Month period ended	Three Month period ended	Year ended
	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
	$	$	$	$
Cash flows provided by (used in):

Operating activities - Canadian GAAP (as per published financial statements)	(23,024,574)	(25,662,285)	6,997,815	(40,716,444)
Reclassification made:
Being reclassified due to movement in Deferred gain in relation to the LNG Project previously classified in Investing activities as compared to Operating activites.	8,400,573	3,107,330	3,107,330	9,096,537
Operating activities - Canadian GAAP (revised)	(14,624,001)	(22,554,955)	10,105,145	(31,619,907)

Investing activities - Canadian GAAP (as per published financial statements)	(19,029,830)	(24,805,959)	(2,921,286)	(25,273,334)
Reclassification made:
Being reclassified due to movement in Deferred gain in relation to the LNG Project previously classified in Investing activities as compared to Operating activites.	(8,400,573)	(3,107,330)	(3,107,330)	(9,096,537)
Investing activities - Canadian GAAP (revised)	(27,430,403)	(27,913,289)	(6,028,616)	(34,369,871)

Financing activities - Canadian GAAP (as per published financial statements)	45,158,740	35,417,731	(30,849,094)	78,170,105
Reclassification made:
None	-	-	-	-
Financing activities - Canadian GAAP (revised)	45,158,740	35,417,731	(30,849,094)	78,170,105

During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results. The prior year comparatives have been reclassified to conform to the current classification.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and cash flow interest rate risk.  The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.  The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out by the Finance Department under policies approved by the Board of Directors.  The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units.  The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.

 Consolidated Financial Statements   INTEROIL CORPORATION    17

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(a)         Market risk

(i) Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.  The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.

Most of the Company’s transactions are undertaken in United States Dollars (USD) and Papua New Guinea Kina (PGK).  Currently there are no foreign exchange hedge programmes in place.  The Papua New Guinea Kina exposures are minimal at the transactional level as the Downstream sales in local currency are used to adequately cover the operating expenses of the Midstream refinery and Downstream operations.  However, the translation of USD intercompany balances in PGK operating entities at period ends can result in material impact on the foreign exchange gains/losses on consolidation.

Changes in the PGK to USD exchange rate can affect our Midstream refinery results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings.  The foreign exchange movement also impacts equity as translation gains/losses of our Downstream operations from PGK to USD is included in other comprehensive income as these are self-sustaining operations.  The PGK strengthened against the USD during the year ended December 31, 2008 (from 0.3525 to 0.3735).

The financial instruments denominated in Papua New Guinea Kina as at December 31, 2008 are as follows:

December 31,
2008
$
Financial Assets
Cash and cash equivalents	28,865,339
Receivables	39,307,624
Other financial assets	3,348,716

Financial liabilities
Payables	17,766,660
Working capital facility	15,405,627

The following table summarizes the sensitivity of financial instruments held at balance sheet date to movement in the exchange rate of the US dollar to the Papua New Guinea Kina, with all other variables held constant.  Certain USD debt and other financial assets and liabilities, including intra-group balances, are not held in the functional currency of the relevant subsidiary.  This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities.  These exchange gains and losses are recorded in the consolidated income statement except to the extent that they can be taken to equity under the Company’s accounting policy.  If PGK strengthens against the USD, it will result in a gain, and vice versa.

	Year ended
	December 31, 2008
	Impact on profit	Impact on equity – excluding profit impact
	$	$

Post-tax gain/(loss)
USD/PGK - effect of 5% change	4,245,399	3,072,446

(ii) Price risk
The Midstream refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery on sales to Downstream operations and other distributors.  The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

 Consolidated Financial Statements   INTEROIL CORPORATION    18

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee.  All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

The following table summarizes the sensitivity of the crude and finished product inventory held at balance date to $10.0 movement in benchmark pricing, with all other variables held constant.

	Year ended
	December 31, 2008
	Impact on profit	Impact on equity - excluding profit impact
	$	$

Post-tax gain/(loss)
$10 increase in benchmark pricing	8,144,261	-

(iii) Interest rate risk
Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment.

As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk.  Borrowings issued at fixed rates expose the Company to fair value interest-rate risk.  The Company is actively seeking to manage its cash flow interest-rate risks.

The financial instruments exposed to cash flow and fair value interest rate risk are as follows:

	December 31, 2008	Cash flow/fair value interest rate risk
	$
Financial Assets
Cash and cash equivalents	6,571,375	fair value interest rate risk
Cash and cash equivalents	42,399,197	cash flow interest rate risk
Cash restricted	290,782	fair value interest rate risk
Cash restricted	25,994,258	cash flow interest rate risk
Financial liabilities
OPIC secured loan	62,500,000	fair value interest rate risk
BNP working capital facility	53,386,775	cash flow interest rate risk
Westpac working capital facility	15,405,627	cash flow interest rate risk
8% subordinated debentures	78,975,000	fair value interest rate risk

The following table summarizes the sensitivity of the cash flow interest-rate risk of financial instruments held at balance date, following a movement to LIBOR, with all other variables held constant.  Increase in LIBOR rates will result in a higher expense for the Company.

	Year ended
	December 31, 2008
	Impact on profit	Impact on equity - excluding profit impact
	$	$

Post-tax loss/(gain)
LIBOR +1%	260,944	-

Consolidated Financial Statements   INTEROIL CORPORATION     19

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(iv) Product risk
The composition of the crude feedstock will vary the refinery output of products.  The 2008 output achieved includes distillates fuels, which includes diesel and jet fuels (56%) (Dec 2007 - 60%) and naphtha and low sulphur waxy residue (40%) (Dec 2007 – 30%).  The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.

Management endeavors to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b)         Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.  Due to the nature of the Upstream segment of the Company, funding is secured by means of indirect participation interests, capital raisings and other financing sources as required.  The Company endeavors to manage the liquidity risk by continually reviewing the liquidity position including cash flow forecasts to determine the forecast cash requirements and maintain appropriate liquidity levels.  All accounts payable and accrued liabilities are payable within one year. Changes in crude price environment will have impact on our liquidity position due to our working capital requirements.  For further details on our working capital facilities, refer to (e) below.

The ageing of accounts payables and accrued liabilities are as follows:

		Payable ageing between
December 31, 2008	Total	<30 days	30-60 days	>60 days
	$	$	$	$
Accounts payable and accrued liabilities	78,147,736	76,556,334	1,181,334	410,068

(c)         Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company.  The carrying amount of financial assets represents the maximum credit exposure.

The Company’s credit risk is limited to the carrying value of its financial assets.  A significant amount of the Company’s export sales are made to one customer in Singapore which represented $156,518,509 (Dec 2007 - $124,502,170) or 17% (Dec 2007 – 20%) of total sales in the year ended December 31, 2008.  The Company’s domestic sales for the year ended December 31, 2008 were not dependent on a single customer or geographic region of Papua New Guinea.  The export sales to one customer is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.  The Company actively manages credit risk by routinely monitoring the credit ratings of Company’s customers and ageing of trade receivables.  The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.

Credit risk on cash and cash equivalents held directly by the Company are minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency.

The maximum exposure to credit risk at the reporting date was as follows:

December 31,
2008
$
Current
Cash and cash equivalents	48,970,572
Cash restricted	25,994,258
Trade receivables	42,887,823
Commodity derivative contracts	31,335,050
Non-current
Cash restricted	290,782

 Consolidated Financial Statements   INTEROIL CORPORATION     20

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The ageing of receivables at the reporting date was as follows (the ageing days relates to balances past due):

		Receivable ageing between
December 31, 2008	Total	Current and	30-60 days	>60 days
	$	<30 days $	$	$
Net trade receivables	42,887,823	33,515,675	5,128,127	4,244,022

The impairment of receivables at the reporting date was as follows:

			Overdue	Overdue
December 31, 2008	Total	Current	(not impaired)	(impaired)
	$	$	$	$
Gross trade receivables	47,496,119	18,592,467	24,295,356	4,608,296

Impairment is assessed by our Credit department on an individual customer basis, based on customer ratings and payment cycles of the customers.  An impairment provision is taken for all receivables where objective evidence of impairment exists.  The movement in impairment is also influenced by the translation rates used to convert these amounts from local currency to USD.

The movement in impaired receivables for the year ended December 31, 2008 was as follows:

Year ended
$

Trade receivables - Impairment provisions
Opening balance	3,176,807
Movement for period	1,431,490
Closing balance	4,608,296

(d)         Geographic risk

The operations of InterOil are concentrated in Papua New Guinea.

(e)         Financing facilities

As at December 31, 2008, the Company had drawn down against the following financing facilities:

●	BNP working capital facility (refer note 15)
●	Westpac working capital facility (refer note 15)
●	OPIC secured loan facility (refer note 18)
●	8% subordinated debentures (refer note 23)

Repayment obligations in respect of the amount of the facilities utilized are as follows:

December 31,
2008
$
Due:
No later than one year	77,792,402
Later than one year but not later than two years	9,000,000
Later than two years but not later than three years	9,000,000
Later than three years but not later than four years	9,000,000
Later than four years but not later than five years	87,975,000
Later than five years	17,500,000
210,267,402

Consolidated Financial Statements   INTEROIL CORPORATION     21

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(f)         Effective interest rates and maturity profile

	Floating	Fixed interest maturing between						Non-interest	Total	Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	bearing		interest
December 31, 2008	rate	or less					5 years			rate
	$'000	$'000	$000	$'000	$'000	$'000	$'000	$'000	$'000%

Financial assets
Cash and cash equivalents	42,108,415	6,862,157	-	-	-	-	-	-	48,970,572	3.21%
Cash restricted	26,285,040	-	-	-	-	-	-	-	26,285,040	1.93%
Receivables	-	-	-	-	-	-	-	42,887,823	42,887,823	-
Other financial assets	-	-	-	-	-	-	-	35,824,624	35,824,624	-
	68,393,455	6,862,157	-	-	-	-	-	78,712,447	153,968,059
Financial liabilities
Payables	-	-	-	-	-	-	-	78,147,736	78,147,736	-
Interest bearing liabilities	68,792,402	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	17,500,000	-	131,292,402	6.30%
Debentures liability	-	-	-	-	-	78,975,000	-	-	78,975,000	13.50%
Other financial liabilities	-	-	-	-	-	-	-	-	-	-
	68,792,402	9,000,000	9,000,000	9,000,000	9,000,000	87,975,000	17,500,000	78,147,736	288,415,138

(g)         Fair values

	December 31, 2008
	Carrying amount	Fair value
	$	$
Financial instruments
Loans and receivables
Receivables	42,887,823	42,887,823
Held for trading
Commodity derivative contracts (note 7)	31,335,050	31,335,050

Financial assets
Cash and cash equivalents	48,970,572	48,970,572
Cash restricted	26,285,040	26,285,040

Financial liabilities at amortized cost
Current liabilities:
Accounts payable and accrued liabilities (note 13)	78,147,736	78,147,736
Working capital facility (note 15)	68,792,402	68,792,402
Current portion of secured loan (note 18)	9,000,000	9,012,228
Non-current liabilities
Secured loan (note 18)	52,365,333	58,753,276
8% Subordinated debenture liability (note 23)	65,040,067	65,040,067

The fair value of the secured loan is based on discounted cash flow analysis using a current market interest rate applicable for similar loan arrangements.   The 8% Subordinated debenture liability has an equity component on the balance sheet of $10,837,394 and a redemption amount of $78,975,000 as shown in table (f) above.

(h)         Capital management

The Finance department of the Company is responsible for capital management.  This involves the use of corporate forecasting models which facilitates analysis of the Company’s financial position including cash flow forecasts to determine the future capital management requirements.  Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company’s operating and capital expenditure requirements.

The Company is actively managing the gearing levels and raising capital/debt as required for optimizing shareholder returns.  The Company is actively trying to manage its gearing levels by maintaining the Debt-To-Capital Ratio (Long term Debt/(Shareholders’ equity + Long term Debt)) at 50% or less, and has made considerable progress in achieving this as at December 31, 2008.  The gearing levels were reduced to 36% in December 2008 from 67% in December 2007.

Consolidated Financial Statements   INTEROIL CORPORATION     22

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The optimum gearing levels for the Company are set by Management based on the stage of development of the Company, future needs for development and capital market conditions, and will be reassessed as situations change.

This reduction in gearing levels as at December 31, 2008 as compared to December 31, 2007 was mainly due to the conversion of $60,000,000 of the $130,000,000 Bridging facility into common shares in May 2008.

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years.  The conversion price applicable to these debentures is $25.00 per share, with mandatory conversion if the daily Volume Weighted Average Price (‘VWAP’) of the common shares is at or above $32.50 for at least 15 consecutive trading days.  Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.  During July 2008, $15,000,000 of the outstanding debentures were converted to common shares, leading to the issue of 600,000 common shares.  During November 2008, a further $1,025,000 of the outstanding debentures was converted to common shares, leading to the issue of 41,000 common shares.

We are also evaluating further opportunities of raising capital in the short term for our capital expenditure requirements.  In order to achieve this objective, the Company has filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system.  These filings will enable the Company to add financial flexibility in the future and issue, from time to time, up to $200.0 million of its debt securities, common shares, preferred shares and/or warrants ("Securities") in one or more offerings.  This preliminary short form base shelf prospectus has since been replaced with an omnibus shelf prospectus filed and accepted by the Ontario Securities Commission on August 7, 2008.  The corresponding registration statement on Form-10/A has also been filed with the SEC.

4.	Segmented financial information

As stated in note 1, management has identified four major business segments - upstream, midstream, downstream and corporate.  The corporate segment includes assets and liabilities that do not specifically relate to the other business segments.  Results in this segment primarily include financing costs and interest income.

During the year 2006, the Company started incurring costs in relation to the Liquefaction project, which have been reported separately under Midstream – Liquefaction project below. During 2007 a joint venture was formed to further the LNG project as disclosed in note 2(c) above.  The joint venture balances have been proportionately consolidated and disclosed within the Midstream Liquefaction segment in addition to InterOil LNG Holdings Inc. which was incorporated to hold InterOil’s interest in the Joint Venture Company.

Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2.

Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.  Upstream, midstream and downstream include costs allocated from the corporate activities based on a fee for services provided.  The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results. During the year management decided to transfer notional interest to development segments for the intercompany loans that have been provided interest free.  The prior year comparatives have been reclassified to conform to the current classification. For the year 2007, notional interest of $1,033,661 and $105,304 has been transferred from Corporate Segment to Upstream and Midstream – Liquefaction respectively.

Consolidated Financial Statements   INTEROIL CORPORATION     23

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Year ended December 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	358,895,683	-	556,683,026	-	-	915,578,709
Intersegment revenues	-	427,218,086	-	185,474	24,567,895	(451,971,455)	-
Interest revenue	190,195	78,023	90,757	17,566	10,302,959	(9,747,715)	931,785
Other revenue	2,507,499	11,623	-	697,323	-	-	3,216,445
Total segment revenue	2,697,694	786,203,415	90,757	557,583,389	34,870,854	(461,719,170)	919,726,939

Cost of sales and operating expenses	-	779,831,893	-	536,919,622	-	(428,128,406)	888,623,109
Administrative, professional and general expenses	5,919,528	10,080,835	7,022,363	14,669,401	33,752,746	(24,753,366)	46,691,507
Derivative (gain)/loss	-	(24,038,550)	-	-	-	-	(24,038,550)
Foreign exchange (gain)/loss	132,874	(5,263,901)	559,793	206,614	486,470	-	(3,878,150)
Gain on sale of exploration assets	(11,235,084)	-	-	-	-	-	(11,235,084)
Exploration costs, excluding exploration impairment	995,532	-	-	-	-	-	995,532
Exploration impairment	107,788	-	-	-	-	-	107,788
Depreciation and amortisation	597,343	10,969,099	69,142	2,570,503	66,427	(129,968)	14,142,546
Interest expense	4,027,223	9,908,268	240,782	4,838,094	10,765,759	(9,747,715)	20,032,411
Total segment expenses	545,204	781,487,644	7,892,080	559,204,234	45,071,402	(462,759,455)	931,441,109
Income/(loss) before income taxes and non-controlling interest	2,152,490	4,715,771	(7,801,323)	(1,620,845)	(10,200,548)	1,040,285	(11,714,170)
Income tax expense	-	-	(110,037)	414,193	(386,120)	-	(81,964)
Non controlling interest	-	-	-	-	-	(943)	(943)
Total net income/(loss)	2,152,490	4,715,771	(7,911,360)	(1,206,652)	(10,586,668)	1,039,342	(11,797,077)

Total assets	134,485,386	326,007,879	7,269,000	100,452,756	442,464,921	(418,836,972)	591,842,970

Year ended December 31, 2007	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	233,868,997	-	391,657,071	-	-	625,526,068
Intersegment revenues	-	289,947,580	-	81,062	9,482,002	(299,510,644)	-
Interest revenue	407,348	69,721	41,215	13,679	15,093,044	(13,444,722)	2,180,285
Other revenue	2,139,336	-	-	527,554	-	-	2,666,890
Total segment revenue	2,546,684	523,886,298	41,215	392,279,366	24,575,046	(312,955,366)	630,373,243

Cost of sales and operating expenses	-	495,058,782	-	368,803,507	-	(290,252,848)	573,609,441
Administrative, professional and general expenses	5,020,371	9,077,365	5,688,932	10,774,921	20,276,009	(9,563,067)	41,274,531
Derivative (gain)/loss	-	7,271,693	-	-	-	-	7,271,693
Foreign exchange (gain)/loss	622,821	(5,889,324)	19,954	(15,379)	183,591	-	(5,078,337)
Gain on LNG shareholder agreement	-	-	-	-	(6,553,080)	-	(6,553,080)
Exploration costs, excluding exploration impairment	13,305,437	-	-	-	-	-	13,305,437
Exploration impairment	1,242,606	-	-	-	-	-	1,242,606
Depreciation and amortisation	482,448	10,404,953	15,431	2,204,782	48,037	(131,393)	13,024,258
Interest expense	1,033,661	16,798,634	105,304	4,437,994	11,074,173	(13,444,723)	20,005,043
Total segment expenses	21,707,344	532,722,103	5,829,621	386,205,825	25,028,730	(313,392,031)	658,101,592
(Loss)/income before income taxes and non-controlling interest	(19,160,660)	(8,835,805)	(5,788,406)	6,073,541	(453,684)	436,665	(27,728,349)
Income tax expense	-	-	(12,665)	(1,365,674)	171,447	-	(1,206,892)
Non controlling interest	-	20,899	-	-	-	1,434	22,333
Total net income/(loss)	(19,160,660)	(8,814,906)	(5,801,071)	4,707,867	(282,237)	438,099	(28,912,908)

Total assets	100,054,671	318,454,252	6,595,722	133,598,054	494,852,295	(515,739,993)	537,815,001

Consolidated Financial Statements   INTEROIL CORPORATION     24

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Year ended December 31, 2006	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	315,211,130	-	195,876,804	-	-	511,087,934
Intersegment revenues	-	136,583,916	-	22,480	8,669,933	(145,276,329)	-
Interest revenue	2,820,888	360,319	-	100,750	1,601,491	(1,659,453)	3,223,995
Other revenue	2,427,816	-	-	1,319,787	-	-	3,747,603
Total segment revenue	5,248,704	452,155,365	-	197,319,821	10,271,424	(146,935,782)	518,059,532

Cost of sales and operating expenses	-	451,374,165	-	183,511,182	-	(135,390,806)	499,494,541
Administrative, professional and general expenses	6,370,436	10,576,957	694,416	7,671,208	15,378,963	(8,552,604)	32,139,376
Derivative (gain)/loss	-	(2,559,712)	-	-	-	-	(2,559,712)
Foreign exchange (gain)/loss	(61,423)	(4,635,878)	(219)	(192,433)	145,142	-	(4,744,811)
Exploration costs, excluding exploration impairment	6,176,866	-	-	-	-	-	6,176,866
Exploration impairment	1,647,185	-	-	-	-	-	1,647,185
Depreciation and amortisation	806,142	10,729,546	-	909,767	37,247	(130,030)	12,352,672
Interest expense	5,428	10,880,779	-	151,730	7,894,820	(1,659,453)	17,273,304
Total segment expenses	14,944,634	476,365,857	694,197	192,051,454	23,456,172	(145,732,893)	561,779,421
(Loss)/income before income taxes and non-controlling interest	(9,695,930)	(24,210,492)	(694,197)	5,268,367	(13,184,748)	(1,202,889)	(43,719,889)
Income tax expense	-	-	-	(2,273,773)	(69,100)	-	(2,342,873)
Non controlling interest	-	259,169	-	-	-	4,790	263,959
Total net income/(loss)	(9,695,930)	(23,951,323)	(694,197)	2,994,594	(13,253,848)	(1,198,099)	(45,798,803)

Total assets	85,335,500	325,351,819	(683,582)	98,722,803	393,700,711	(397,187,776)	505,239,475

5.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Cash on deposit	46,761,362	43,861,762	31,681,435
Bank term deposits
- Papua New Guinea kina deposits	2,209,210	-	-
	48,970,572	43,861,762	31,681,435

Consolidated Financial Statements   INTEROIL CORPORATION     25

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

6.	Supplemental cash flow information

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Cash paid during the year
Interest	10,705,499	16,934,058	8,548,552
Income taxes	6,738,175	2,344,282	2,306,218
Interest received	926,878	2,176,678	3,154,380
Non-cash investing and financing activities:
Deferred financing costs included in accounts payable and accrued liabilities	-	-	500,000
Increase in deferred gain on contributions to LNG project	8,400,573	9,096,537	-
(Gain)/loss on proportionate consolidation of LNG project	(811,765)	2,375,278	-
Fair value adjustment on IPL PNG Ltd. acquisition (note 16)	-	(367,935)	-
Decrease in plant and equipment as a result of impairment	-	960,000	755,857
Transfer to plant and equipment to assets held for sale	-	-
(Decrease)/increase in deferred liquefaction project liability	-	(6,553,080)	6,553,080
Reduction to plant and equipment due to negative goodwill on Enron buy-back	-	4,841,776	-
Increase in share capital from:
the exercise of share options	456,867	102,840	532,232
the exercise of warrants	-	18,818	-
conversion of debentures into share capital	15,118,483	-	-
conversion of preference shares into share capital	14,640,000	-	-
conversion of indirect participation interest into share capital	15,776,270	934,890	7,948,691
conversion of debt into share capital	60,000,000	-	-
placement fee obligation on conversion of debt	1,800,000	-	-
preference share interest obligation settled in shares	372,950	-	-
placement fee obligation on debentures issued	5,700,000	-	-
debentures interest obligation settled in shares	2,620,628	-	-
buyback of minority interest	-	496,500	-

7.	Financial instruments

Cash and cash equivalents

With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In 2008, the Company earned 1.9% (2007 – 5.0%, 2006 – 5.0%) on the cash on deposit which related to the working capital facility. In 2008, cash and cash equivalents earned an average interest rate of 3.21% per annum (2007 – 4.76%, 2006 – 5.1%) on cash, other than the cash on deposit that was related to the working capital facility.

Restricted cash, which mainly relates to the working capital facility, is comprised of the following:

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Cash deposit on working capital facility (1.9%)	25,994,258	20,240,553	29,301,940
Debt reserve for secured loan	-	1,761,749	-
Cash restricted - Current	25,994,258	22,002,302	29,301,940

Cash deposit on secured loan	-	-	647,502
Debt reserve for secured loan	-	-	2,420,000
Bank term deposits on Petroleum Prospecting Licenses (0.9%)	124,097	116,090	107,997
Cash deposit on office premises (6.7%)	166,685	265,968	41,785
Cash restricted - Non-current	290,782	382,058	3,217,284
	26,285,040	22,384,360	32,519,224

Consolidated Financial Statements   INTEROIL CORPORATION     26

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

7.	Financial instruments (cont’d)

Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas.  The balance is based on 20% of the outstanding balance of the base facility plus any amounts that are fully cash secured.  The cash held as deposit on secured loan used to support the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).  This cash deposit requirement was waived until December 31, 2008 by way of an amendment in December 2006.

Debt reserve for secured loan was maintained in accordance to the terms of the Merrill Lynch bridging facility.  This facility was fully repaid in May 2008 resulting in no further requirement to maintain any funds in the debt reserve account.

Bank term deposits on Petroleum Prospecting Licenses are unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.

Commodity derivative contracts

InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories.

At December 31, 2008, InterOil had a net receivable of $31,335,050 (2007 – payable of $1,960,300, 2006 – receivable of $1,759,575) relating to commodity hedge contracts.  Of this total, a receivable of $16,261,000 (2007 - $nil, 2006 – payable of $45,925) relates to hedge accounted contracts as at December 31, 2008 and a receivable of $15,074,050 (2007 – payable of $1,960,300, 2006 – receivable of $1,805,500) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.  The gain on hedges for which final pricing will be determined in future periods was $18,012,500 (2007 - $nil) and has been included in comprehensive income.  Subsequent to year end, these unrealized hedges were terminated and the mark-to-market gains were realized.  However, these gains will be released into the Statement of Operations as the anticipated transactions that these hedges were initially taken to cover will occur.  The gain on hedges in 2006 for which final pricing was to be determined in future periods was $1,385, and was included within liabilities in compliance with the superseded hedging standards applicable for that year.

a. Hedge accounted contracts:

The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at December 31, 2008:

		Notional			Fair Value
		Volumes			December 31, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Crude Swap	Buy Brent	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	(25,493,100)
Crude Swap	Buy Brent	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	(19,529,200)
Crude Swap	Buy Brent	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	(18,441,700)
Crude Swap	Buy Brent	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	(17,682,200)
Gasoil Swap	Sell Gasoil	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	29,068,800
Gasoil Swap	Sell Gasoil	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	23,425,400
Gasoil Swap	Sell Gasoil	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	22,461,200
Gasoil Swap	Sell Gasoil	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	21,672,800
					15,482,000
Add: Priced out but unsettled hedge accounted contracts as at December 31, 2008					779,000
					16,261,000

A profit of $3,745,500 was recognized from the effective portion of priced out hedge accounted contracts for the year ended December 31, 2008 (Dec 2007 – loss of $2,527,648).

There was no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at December 31, 2007.

The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at December 31, 2006:

Derivative	Type	Notional volumes (bbls)
Naphtha swap	Sell Naphtha	175,000

Consolidated Financial Statements   INTEROIL CORPORATION     27

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

7.	Financial instruments (cont’d)

b. Non-hedge accounted derivative contracts:

In addition to the above hedge accounted contracts, as at December 31, 2008, the Company had the following open non-hedge accounted derivative contracts outstanding. Any gains/losses on these contracts are included in derivative (gain)/loss for the period.

As at December 31, 2008:

		Notional			Fair Value
		Volumes			December 31, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Brent Swap	Sell Brent	195,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	3,965,000
Brent Swap	Buy Brent	130,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	(1,129,750)
Brent Swap	Sell Brent	165,000	Q2 2009	Cash flow hedge - Manages the export price risk of LSWR	(413,200)
					2,422,050
Add: Priced out non-hedge accounted contracts as at December 31, 2008					12,652,000
					15,074,050

A profit of $24,038,550 was recognized on the non-hedge accounted derivative contracts for the year ended December 31, 2008 (Dec 2007 – loss of $7,271,693).

As at December 31, 2007:

Derivative	Type	Notional volumes (bbls)
Brent contracts to manage export price risk	Sell Brent	130,000
Naphtha swap	Sell Naphtha	150,000

As at December 31, 2006:

Derivative	Type	Notional volumes (bbls)
Brent contracts to manage export price risk	Sell Brent	320,000

8.	Trade receivables

InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, receivables up to $60,000,000 (refer to note 15).  As at December 31, 2008, $3,141,238 (Dec 2007 - $nil, Dec 2006 - $23,671,568) in outstanding trade receivables had been sold with recourse under the facility.  As the sale is with recourse, the discounted receivables, if any, are retained on the balance sheet and included in the accounts receivable and the proceeds are recognized in the working capital facility.  The Company has retained the responsibility for administering and collecting accounts receivable sold.  The discounted receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted receivables.

At December 31, 2008, $10,300,542 (Dec 2007 - $38,033,715, Dec 2006 - $55,955,400) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 15.  This balance includes $6,912,883 (Dec 2007 - $33,703,069, Dec 2006 - $20,186,665) of intercompany receivables which were eliminated on consolidation.

Consolidated Financial Statements   INTEROIL CORPORATION     28

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

9.	Inventories

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Midstream - refining and marketing (crude oil feedstock)	25,556,463	3,587,786	12,795,356
Midstream - refining and marketing (refined petroleum product)	30,167,417	43,173,806	22,329,270
Midstream - refining and marketing (parts inventory)	288,643	201,526	46,636
Downstream (refined petroleum product)	27,024,803	35,626,124	32,422,296
	83,037,326	82,589,242	67,593,558

At December 31, 2008, inventory had been written down to its net realizable value.  The write down of $8,529,016 relating to refined petroleum products is included in ‘Cost of sales and operating expenses’ within the ‘Consolidated Statement of Operations’.  No write down was necessary at December 31, 2007 or 2006.

At December 31, 2008, $56,012,523 (Dec 2007 - $46,963,118, Dec 2006 - $35,171,262) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 15.

Inventories recognized as expense during the year ended December 31, 2008 amounted to $902,765,655 (2007 - $586,633,699, 2006 - $511,847,212).

10.	Plant and equipment

The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $343,069 (2007 - $313,946, 2006 - $118,644) which are located in Australia.  Amounts in deferred project costs and work in progress are not being amortized.

Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

December 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	247,520,562	219,315	46,299,775	485,628	294,572,595
Deferred project costs and work in progress	-	27,211	2,134,858	1,979,253	-	4,141,322
Consolidation entries	-	-	-	-	(2,729,327)	(2,729,327)
Accumulated depreciation and amortisation	(43,568)	(43,768,810)	(80,554)	(28,363,540)	(142,559)	(72,399,031)

Net book value	3,747	203,778,963	2,273,619	19,915,488	(2,386,258)	223,585,559

Capital expenditure for year ended December 31, 2008	-	529,033	92,494	4,108,630	95,493	4,825,651

December 31, 2007	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	1,247,201	246,561,648	140,051	42,709,718	390,135	291,048,753
Deferred project costs and work in progress	-	457,092	2,622,735	3,405,625	-	6,485,452
Consolidation entries	-	-	-	-	(2,859,295)	(2,859,295)
Accumulated depreciation and amortisation	(1,193,374)	(32,799,711)	(15,431)	(27,737,982)	(76,190)	(61,822,688)

Net book value	53,827	214,219,029	2,747,355	18,377,361	(2,545,350)	232,852,222

Capital expenditure for year ended December 31, 2007	-	777,962	2,777,112	5,200,427	243,338	8,998,839

Consolidated Financial Statements   INTEROIL CORPORATION     29

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

10.	Plant and equipment (cont’d)

December 31, 2006	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	1,247,201	249,741,042	-	37,697,458	146,797	288,832,498
Deferred project costs and work in progress	-	723,566	-	715,653	-	1,439,219
Consolidation entries	-	-	-	-	(2,990,688)	(2,990,688)
Accumulated depreciation and amortisation	(153,455)	(21,760,341)	-	(22,697,003)	(28,153)	(44,638,952)

Net book value	1,093,746	228,704,267	-	15,716,108	(2,872,044)	242,642,077

Capital expenditure for year ended December 31, 2006	-	11,948,960	-	10,543,842	156,817	22,649,619

During the year ended December 31, 2008, InterOil recognized a gain of $285,206 on the disposal of assets (2007 – loss of $269,320, 2006 - loss of $263,945).

During the year 2007, there was a reduction to plant and equipment in Midstream – Refining of $4,841,776 due to negative goodwill on buyback of non controlling interest (refer note 20).

During the year 2007, InterOil booked an impairment loss of $960,000 on a barge owned by the Company.  The sale of the barge was completed in the first quarter of 2008.  During 2006, InterOil sold one of the two barges included in the upstream segment.  Prior to the sale, an impairment assessment was performed and an impairment loss of $755,857 was recognized.  These impairment losses are included in office and administrative expenses in the statement of operations.

11.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Drilling equipment	13,857,772	14,664,179	13,949,238
Inventory	10,113,808	7,661,992	4,293,734
Petroleum Prospecting License drilling programs at cost	104,042,379	62,538,956	36,281,375
	128,013,959	84,865,127	54,524,347

The following table discloses a breakdown of the gain realized on sale of oil and gas properties for the periods ended:

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Gain on sale of oil and gas properties
Sale of PRL 4 interest (43.13% of the property)	1,500,000	-	-
Sale of PRL 5 interest (28.576% of the property)	5,000,000	-	-
Conveyance accounting of IPI Agreement (note 19)	4,735,084	-	-
	11,235,084	-	-

During the year ended December 31, 2008, the Company has divested fully its interests in Petroleum Retention Licenses 4 and 5 in Papua New Guinea.  As these properties did not have any cost base associated with them carried forward in the balance sheet, the entire sale proceeds were treated as a gain on sale of these properties.

In addition to the above divestments, on May 5, 2008, one of the investors who had a 4.1% interest in the eight well drilling program (19.1% of the IPI Agreement) waived their right to convert their IPI percentage into common shares pursuant to the agreement dated February 25, 2005.  On September 23, 2008, another investor who had a 1.125% interest in the eight well drilling program (5.3% of the IPI agreement) also waived its right to convert its IPI percentage into common shares.

Consolidated Financial Statements   INTEROIL CORPORATION     30

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

11.	Oil and gas properties

These waivers have triggered a conveyance under the IPI Agreement for their share of interest in the program.  An amount of $4,735,084 was recognized as a gain on conveyance following the guidance in paragraphs 47(h) and 47(j) of SFAS 19 (refer note 19 for further details).

Refer to Note 13 below for details of Petromin participation in the Elk/Antelope field and the treatment of the $4,000,000 advance received from them in relation to this participation agreement.

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Exploration costs, excluding exploration impairment	995,532	13,305,437	6,176,866
Exploration impairment
Costs incurred in prior years	-	-	-
Costs incurred in current year	107,788	1,242,606	1,647,185
Total exploration impairment	107,788	1,242,606	1,647,185
	1,103,320	14,548,043	7,824,051

12.	Income taxes

The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates).  Differences for the years ended were accounted for as follows:

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
(Loss) before income taxes and non controlling interest	(11,714,170)	(27,728,349)	(43,719,889)
Statutory income tax rate	34.50%	35.10%	35.10%
Computed tax (benefit)	(4,041,389)	(9,732,650)	(15,345,681)

Effect on income tax of:
Losses/(income) in foreign jurisdictions not deductible/(assessable)	(61,702)	(2,481,828)	251,639
Non-deductible stock compensation expense	720,825	2,128,100	693,601
LNG Project Establishment costs	2,584,562	3,306,847	1,925,090
Non-taxable gain on sale of exploration assets	(3,876,104)	-	-
Gains and losses on foreign exchange unrealized	(14,059,228)	2,069,183	(1,687,001)
Tax rate differential in foreign jurisdictions	(134,619)	720,014	1,103,122
Over provision for tax in prior years	148,823	(218,403)	(51,632)
Tax losses for which no future tax benefit has been brought to account	19,569,753	5,012,598	10,241,534
Temporary differences for which no future tax benefit has been brought to account	(253,262)	192,826	3,124,836
Temporary differences brought to account on acquisition of subsidiary	-	546,026	1,135,181
Other - net	(515,695)	(335,821)	952,184
	81,964	1,206,892	2,342,873

All future tax assets recorded in the consolidated balance sheet relate to downstream assets in Papua New Guinea. The amounts are noncurrent at December 31, 2008.  The valuation allowance for deferred tax assets decreased by $51,821,135 (2007 – increased by $10,569,456, 2006 – increased by $27,317,010) in the year ended December 31, 2008.

Consolidated Financial Statements   INTEROIL CORPORATION     31

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

12.	Income taxes (cont’d)

The future income tax asset comprised the tax effect of the following:

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Future tax assets
Temporary differences
Plant and equipment	(7,051,509)	(8,338,671)	3,030,479
Exploration expenditure	26,901,138	32,563,507	41,870,390
Unrealised foreign exchange losses / (gains)	(17,177,649)	19,742,048	-
Other - net	1,820,931	1,549,740	122,713
	4,492,911	45,516,624	45,023,582
Losses carried forward	28,679,655	39,274,207	27,754,495
	33,172,566	84,790,831	72,778,077
Less valuation allowance	(30,102,384)	(81,923,519)	(71,354,063)
	3,070,182	2,867,312	1,424,014

The decrease in valuation allowance during the year was mainly due to the exchange rate movements between the reporting currency, being USD, and the local jurisdiction currencies of Canadian Dollars (CAD) and PGK, increasing the deferred tax liabilities in relation to unrealized foreign exchange local currency gains.  During the year, the Company has elected to lodge USD tax returns in Canada – this legislation has been substantially enacted subsequent to the yearend which will enable to Company to prepare its tax returns in Canada, effective January 1, 2008, in USD.  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment.  Management has determined that a 100% valuation allowance of the net operating loss carry-forward is appropriate as of December 31, 2008 in respect of losses generated from the operations, carried forward exploration expenditure and other temporary differences.

The Refinery Project Agreement gives “pioneer” status to InterOil Limited (‘IOL’).  This status gives IOL a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ending December 31, 2010.  In relation to the refinery, tax losses incurred prior to January 1, 2005 will be frozen during the tax holiday and will become available for use after the tax holiday ceases on December 31, 2010.  Tax losses incurred during the tax holiday will also be available for use after December 31, 2010.  Tax losses carried forward to offset against future earnings total K200,433,616 (US $74,861,956) at December 31, 2008.  All losses incurred by InterOil Limited have a twenty year carry forward period.

13.	Accounts payable and accrued liabilities

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Accounts payable - crude import	25,233,525	-	41,006,000
Other accounts payable and accrued liabilities	52,914,211	57,162,039	32,304,793
Income tax payable	-	3,265,568	2,784,576
Total accounts payable and accrued liabilities	78,147,736	60,427,607	76,095,369

Petromin participation in Elk/Antelope field
On October 30, 2008, Petromin PNG Holdings Limited (‘Petromin’), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State”), agreed to take a 20.5% direct interest in the Elk/Antelope field.  Petromin will contribute an initial deposit and will conditionally fund 20.5% of the costs of developing the Elk/Antelope field.  The relevant legislation on the State’s right to invest arises upon issuance of the Prospecting Development Licence (‘PDL’), which has not yet occurred.  The agreement contains certain provisions applicable in the event that the PDL is not issued within a certain timeframe, or the State does not designate Petromin to hold its interest at that time.  In the event the PDL is not granted for the Elk/Antelope field, Petromin will be issued InterOil common shares based on a five day Volume Weighted Average Price (‘VWAP’) immediately prior to the date of issue.  As at December 31, 2008, $4,000,000 advance payment received from Petromin has been held under ‘Other accounts payable and accrued liabilities’ above. Once the PDL is formed, conveyance accounting following the guidance in paragraphs 47(h) and 47(j) of SFAS 19 will be triggered.

Consolidated Financial Statements   INTEROIL CORPORATION     32

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

14.	Deferred gain on contributions to LNG Project

As noted under Note 2(c) above, On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. The signing of the Agreement was a key milestone in furthering the proposal for the construction of a liquefaction plant to be built adjacent to our refinery.  As part of the Shareholders’ Agreement, five ‘A’ Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position.  Two ‘A’ Class shares are owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd.  All key operational matters require ‘Unanimous’ or ‘Super-majority’ Board resolution which confirms that none of the joint ventures is in a position to exercise unilateral control over the joint venture.

InterOil was also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders’ Agreement.  The main items contributed by InterOil into the Joint venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, General Supply Agreements secured with other landowners for supply of gas, advanced stage of project development, etc.  Fair value was determined based on the agreement between the independent joint venture partners.

The other Joint Venture partners are being issued ‘B’ Class shares as they contribute cash into the Joint Venture Company by way of cash calls. Based on the Agreement, InterOil is not required to contribute towards cash calls from the Joint Venture Company until a total of $200,000,000 has been contributed by the other Joint Venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil.

InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at December 31, 2008 is 82.15%, the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners’ shareholding (17.85% - amounting to $17,497,110) has been recognized by InterOil in its balance sheet as a deferred gain. This deferred gain will increase as the other Joint Venture partners increase their shareholding in the project.  The gain has been deferred in accordance with the principles of proportionate consolidation as per CICA 3055 – ‘Interests in Joint Ventures’ and will be taken to income based on the value to be obtained from their use by the Joint Venture Company in the future.  The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.

Subsequent to year ended December 31, 2008, on February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch’s interest in the Joint Venture Company. InterOil issued 652,931 common shares for its share of $11,250,000 in relation to the settlement.  The final number of shares is subject to a post closing balancing payment.  After the completion of this transaction, Merrill Lynch does not retain any ownership in the PNG LNG project.

15.	Working capital facility

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
BNP Paribas working capital facility - midstream	53,386,775	66,501,372	36,873,508
Westpac working capital facility - downstream	15,405,627	-	-
Total working capital facility	68,792,402	66,501,372	36,873,508

BNP Paribas working capital facility

InterOil has a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $190,000,000.  The facility is renewable annually and as part of the current year renewal process, which was completed in the quarter ended September 30, 2008, the overall facility limit was increased by $20,000,000 to $190,000,000 to accommodate higher crude prices and resulting increases in working capital requirements.  For the period until December 1, 2008 in the quarter ended December 31, 2008, the facility limit was temporarily increased to $210,000,000, reducing back to $190,000,000 on December 1, 2008.

This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions.  The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances.  In addition to the base facility, the agreement offers both; cash secured short term facility, and a discounting facility on specific monetary receivables (note 8).  The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

Consolidated Financial Statements   INTEROIL CORPORATION     33

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

15.	Working capital facility (cont’d)

The facility bears interest at LIBOR + 3.5% on the short term advances.  During the year the weighted average interest rate was 5.11% (2007 – 7.01%, 2006 - 7.28%).

The following table outlines the facility and the amount available for use at year end:

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Working capital credit facility	190,000,000	170,000,000	170,000,000

Less amounts included in the working capital facility liability:
Short term advances	(50,245,537)	(66,501,372)	(13,201,940)
Discounted receivables (note 8)	(3,141,238)	-	(23,671,568)
	(53,386,775)	(66,501,372)	(36,873,508)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(27,600,000)	(32,000,000)	(79,000,000)
Bank guarantees on hedging facility	-	(2,500,000)	(1,500,000)
Working capital credit facility available for use	109,013,225	68,998,628	52,626,492

At December 31, 2008, the company had one letter of credit outstanding totaling $27,600,000. The letter of credit was for a crude cargo and was drawn down on January 13, 2009.

The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $25,994,258 (2007 - $20,240,553, 2006 - $29,301,940) which is being maintained as a security margin for the facility.  In addition, inventory of $56,012,523 (2007 - $46,963,118, 2006 - $35,171,272) and trade receivables of $10,300,542 (2007 – $38,033,715, 2006 - $55,955,400) also secured the facility.  The trade receivable balance securing the facility includes $6,912,883 (2007 - $33,703,069, 2006 - $20,186,665) of inter-company receivables which were eliminated on consolidation.

Westpac and Bank South Pacific working capital facility

On October 24, 2008 the Company secured a Papua New Guinea Kina 150,000,000 (approximately $57,500,000) combined revolving working capital facility for its wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited (‘BSP’) and Westpac Bank PNG Limited. Westpac facility limit is Papua New Guinea Kina 80,000,000 (approximately $30,700,000) and BSP facility limit is Papua New Guinea Kina 70,000,000 (approximately $26,800,000).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011.  The BSP facility is renewable annual and is due for renewal in August 2009.  As at December 31, 2008 only the Westpac facility has been utilized for $15,405,627, and the entire BSP facility remains available for use.  These facilities are secured by a fixed and floating charge over the assets and liabilities of Downstream operations.

16.	Acquisition of a subsidiary

InterOil New York Inc

In April 2008, InterOil New York Inc. was incorporated as a 100% subsidiary of InterOil Corporation to evaluate potential financing arrangements in the U.S.  The Company had not undertaken any activities as at December 31, 2008.

InterOil LNG Holdings Inc.

In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil’s investment in PNG LNG Inc.  InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation.  During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc.

PNG LNG Inc. and Liquid Niugini Gas Ltd

In 2006, InterOil acquired 100% of the issued share capital of PNG LNG, Inc. and Liquid Niugini Gas Ltd for a total cost of $1,001.  The purchase price reflected the book value of the shares at the time of acquisition as both were dormant shelf companies at the time of acquisition.  These companies comprise the Midstream – liquefaction segment reported in these financials.  In July 2007, InterOil Corporation transferred its investment in PNG LNG Inc. to InterOil LNG Holdings Inc. Refer to Note 2(c) for changes to InterOil’s shareholding in these entities due to the signing of the Shareholders’ Agreement on July 30, 2007.

Consolidated Financial Statements   INTEROIL CORPORATION     34

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

16.	Acquisition of a subsidiary (cont’d)

IPL PNG Ltd.

On October 1, 2006, InterOil, through its wholly owned subsidiary, InterOil Products Limited acquired 100% of the outstanding common shares of Shell Papua New Guinea Limited which was subsequently renamed IPL PNG Ltd ("IPL PNG").  IPL PNG is a distributor of refined petroleum products in Papua New Guinea.  The operations of IPL PNG was merged with InterOil Products Limited, and the entity registration cancelled in July 2008.

The results of IPL PNG’s operations have been included in the consolidated financial statements since October 1, 2006, the date on which control of IPL PNG's shares was transferred to InterOil. The purchase price was $10,000,000 plus an amount equal to the net current assets of Shell based on the year ended 2005 accounts.  However, if the net current assets at the transfer date exceeded the net current assets in the year end 2005 accounts by more than Kina 500,000, then InterOil would pay the amount of excess to the vendor.

As at December 31, 2006, InterOil had paid $30,639,000 in cash to Shell and a further balance was to be paid subject to a working capital adjustment.  During the year ended December 31, 2007, InterOil paid $2,679,435 as final payment of the purchase price for the working capital adjustment.  In addition to the amounts paid and accrued by IPL, $818,606 of acquisition related costs were incurred on the transaction.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$
Cash	4,989,895
Trade receivables	6,288,834
Inventory	20,429,728
Other assets	2,190,226
Future income tax benefit	1,698,224
Property, plant and equipment	10,355,322
Total assets acquired	45,952,229

Accounts payable and accrued liabilities	(11,815,188)

Net assets acquired	34,137,041

The net cash paid on purchase of IPL PNG of $29,147,146 is comprised of $33,318,435 paid to Shell and $818,606 transaction costs incurred, less $4,989,895 held by IPL PNG at the time of acquisition.

17.	Related parties

Petroleum Independent and Exploration Corporation (“P.I.E”)

P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company's oil refinery project.  Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation (“OPIC” - which is an agency of the U.S. Government) loan agreement.  SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI.  Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.  InterOil is the majority shareholder of SPI and therefore has the power to appoint the general manager.

During the year, $150,000 (2007 - $150,000, 2006 - $150,000) was expensed for the sponsor's legal, accounting and reporting costs.  These costs were included in accrued liabilities at December 31, 2008.

Breckland Limited

This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms.  Amounts paid or payable to Breckland for technical services during the year amounted to $nil (2007 - $39,416, 2006 - $140,165).  An amount of $9,562 was reimbursed by the Company in February 2008 for expenses associated with Mr. Grundy’s travel for board meetings.

Consolidated Financial Statements   INTEROIL CORPORATION     35

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

17.	Related parties

Director fees

Amounts due to Directors at December 31, 2008 totaled $27,750 for Directors fees (2007 - $nil, 2006 - $18,000) and $nil for Executive Director bonuses (2007 - $nil, 2006 - $nil,).  These amounts are included in accounts payable and accrued liabilities.  An amount of $120,000 (2007 - $130,000, 2006 - $91,500) was paid to the Directors for Directors fees during the year. In addition to the above fees, each director is issued with 15,000 options each year for their services.

BNP Paribas

One of our Directors, Edward Speal, is the Managing Director of BNP Paribas (New York).  InterOil has a working capital facility with BNP Paribas (Singapore) of $190,000,000 (as per note 15) - Management does not consider this to be related party transaction as the Director does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP (Singapore).

18.	Secured loan

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Secured loan (OPIC) - current portion	9,000,000	9,000,000	13,500,000
Secured loan (bridging facility) - current portion	-	127,810,093	-
Secured loan (bridging facility) - deferred financing costs	-	(33,333)	-
Total current secured loan	9,000,000	136,776,760	13,500,000

Secured loan (OPIC) - non current portion	53,500,000	62,500,000	62,500,000
Secured loan (OPIC) - deferred financing costs	(1,134,667)	(1,358,611)	-
Secured loan (bridging facility) - non current portion	-	-	121,666,433
Total non current secured loan	52,365,333	61,141,389	184,166,433

Total secured loan	61,365,333	197,918,149	197,666,433

OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000.  The loan agreement was last amended under which the half yearly principal payments of $4,500,000 due in December 2006 and June 2007 each were deferred to the end of the loan agreement, being June 30, 2015 and December 31, 2015.  As part of the amendment, OPIC also waived the requirement to have cash deposits against the next two interest payments until December 31, 2008.  The loan is secured over the assets of the refinery project which have a carrying value of $203,778,963 at December 31, 2008 (2007 - $214,219,029, 2006 - $228,704,267).

The interest rate on the loan is equal to the treasury cost applicable to each promissory note (at the date of draw down) outstanding plus the OPIC spread (3%).  During 2008 the weighted average interest rate was 7.10% (2007 – 7.10%, 2006 - 7.01%) and the total interest expense included in long term borrowing costs was $5,147,768 (2007 - $5,339,500, 2006 - $5,512,975).

During the quarter ending December 31, 2008, an installment of $4,500,000 and the accrued interest on the loan was paid.  As at December 31, 2008, two installment payments amounting to $4,500,000 each which will be due for payment on June 30, 2009 and December 31, 2009 have been reclassified into the current portion of the liability.  The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness.  As of December 31, 2008, the company was in compliance with all applicable covenants.

Deferred financing costs relating to the OPIC loan of $1,134,667 (2007 - $1,358,611, 2006 - $1,582,555) are being amortized over the period until December 2014.  Effective January 1, 2007 the deferred financing costs have been offset against the long term liability in compliance with CICA 3855 Financial Instruments and are being amortized using the effective interest method.

The accrued financing costs of $nil (2007 - $1,087,500, 2006 - $1,450,000) included discounting of the liability and costs in relation to the modification of the loan repayments.  The total liability of $1,450,000 was due for payment in four quarterly installments of $362,500 commencing on December 31, 2007.  The installments due for payment within twelve months were included within accounts payable and accrued liabilities.  All four of these installments have been made as at December 31, 2008.

Consolidated Financial Statements   INTEROIL CORPORATION     36

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

18.	Secured loan (cont’d)

Bank covenants under the above facility currently restrict the payment of dividends by the Company.

Bridging Facility

InterOil entered into a loan agreement for $130,000,000 on May 3, 2006 with Merrill Lynch.  On May 6, 2008, $60,000,000 of the $130,000,000 facility was converted into common shares at a price of $22.65 per share.  On May 12, 2008 the remaining $70,000,000 of the bridging facility was repaid from the proceeds of 8% subordinated convertible debentures (refer note 23).

The interest rate on the loan was 4% per annum over the life of the loan as the conditions for maintaining the discounted interest rate, i.e., signing of a definitive LNG/NGL Project Agreement, was met within an agreed time frame.

The loan was initially valued on the balance sheet based on the present value of the expected cash flows.  The interest expense was recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project.  The effective rate used in the present value calculation was 9.18%.

The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down was initially reflected in the current liability section of the balance sheet as a deferred liquefaction project liability.   This deferred liability of $6,553,080 was transferred to the profit and loss account as income on the execution of the definitive LNG/NGL Project Agreement by InterOil and the lenders on July 31, 2007.

19.	Indirect participation interests

Indirect participation interest (“IPI”)

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Indirect participation interest ("IPI")	72,476,668	96,086,369	96,861,259

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors.  In exchange InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238.

Under the IPI agreement, InterOil is responsible for drilling the eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237.  The investors will be able to approve the location of the final two wells to be drilled.  In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost.  Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit their right to the well in question as well as their right to convert into common shares.  InterOil has drilled four exploration wells under the IPI agreement as at December 31, 2008.

The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder’s equity.  InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005.  These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259.  InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors and they elect to participate in the Petroleum Development License (‘PDL’) for a successful well.  InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company.  All Geological & Geophysical (‘G&G’) costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period.  When conveyance is triggered on election by the investors to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied.  This would entail determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet.  The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.

Consolidated Financial Statements   INTEROIL CORPORATION     37

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

19.	Indirect participation interests (cont’d)

Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006, or until 90 days after the completion of the eighth well at a price of $37.50 per share.  Should the option to convert to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements.  Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.  The balance of the indirect participation interest that may be converted into shares is a maximum of 2,160,000 common shares (Dec 2007 – 3,306,667, Dec 2006 – 3,333,334) due to the conversion of 476,667 shares and waiver of rights to 696,667 shares as explained below.

During 2007, one of the IPI investors exercised their right to convert their interest into 26,667 common shares.  During the quarter ended September 30, 2008 two IPI investors also exercised their conversion rights into 450,000 InterOil common shares.  The conversions during quarter ended September 30, 2008 reduced the IPI liability balance by $13,076,270 and the conversion option balance by $2,700,000 as compared to the balance at December 31, 2007.

During the year ended December 31, 2008, two of the investors’ with a combined 5.225% interest in the eight well drilling program waived their right to convert their IPI percentage into 696,667 common shares.  These waivers have resulted in conveyance being triggered on this portion of the IPI agreement for the year ended December 31, 2008.

The Company has applied the guidance in paragraph 47(h) of SFAS 19 in relation to sale of these unproved properties and directly apportioned the proceeds to each of the 8 wells in the program.  Based on the guidance, the proceeds attributed to each well have been assessed against the capitalized costs relating to each of these properties.  Proceeds of $4,735,084 relating to wells that have no capitalized costs on the balance sheet, which have been expensed in previous years, have been recognized as a gain in the Statement of Operations.  Proceeds of $5,798,347 have been allocated to the capitalized costs in relation to the conveyance of wells that do have capitalized costs on the balance sheet.  The proceeds on conveyance for the portion relating to the remaining obligations under the IPI Agreement, is still being maintained as part of the IPI liability.

Indirect participation interest – PNGDV

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Current portion	540,002	1,080,004	730,534
Non current portion	844,490	844,490	1,190,633
Total indirect participation interest - PNGDV	1,384,492	1,924,494	1,921,167

As at December 31, 2008, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company’s phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,384,492 (2007 - $1,924,494, 2006 - $1,921,167).  In 2006 an amendment was made to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four exploration wells (the first of the four wells is Elk-1, with an additional two exploration wells to be drilled after Elk-4/A).  PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

The accounting for the amendment to the agreement resulted in the fair value of the shares issue of $7,948,691 being recognized as share capital.  The Company has also recognized an initial liability relating to its obligation to drill the above four wells on behalf of the investors of $3,588,560.  The difference between the opening balance and the amount allocated to share capital and the revised amount allocated to the liability of $1,851,421 has been expensed as a cost of amending the original transaction.

During the year ended December 31, 2008, $540,002 (Dec 2007 – a credit of $3,327, Dec 2006 – a debit of $1,667,396) of geological and geophysical costs and drilling costs in relation to the Elk-4A exploratory well have been allocated against the liability bringing the remaining balance to $1,384,492.  PNGDV liability has been accounted using conveyance accounting as there are no conversion options attached to the liability, unlike the IPI non-financial liability noted above.

Consolidated Financial Statements   INTEROIL CORPORATION     38

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

19.	Indirect participation interests (cont’d)

Other

In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24.  As at the end of December 31, 2008 we have drilled 6 exploration wells since inception of our exploration program within PPL 236, 237 and 238 in Papua New Guinea.   In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

20.	Non controlling interest

On December 31, 2007 an agreement was reached with Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, to buy back the 1.07% minority interest held by them in the refinery in exchange of 25,000 InterOil Corporation’s shares.  At December 31, 2008, a subsidiary, SP InterOil LDC, holds 100% (Dec 2007 – 100%, Dec 2006 - 98.92%) of the non-voting participating shares issued from EP InterOil Ltd.

The non controlling interest as at December 31, 2008 relates to Petroleum Independent and Exploration Corporation’s (“PIE Corp.”) 0.02% minority shareholding in SPI InterOil LDC.  InterOil has entered into an agreement with PIE Corp. under which PIE Corp. can exchange its remaining 5,000 shares of SPI InterOil LDC for Common Shares on a one-for-one basis.  This election may be made by PIE Corp. at any time.

21.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.  Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2006	29,163,320	223,934,500

Shares issued on exercise of options	132,285	2,006,175
Shares issued on conversion of indirect participation interest	575,575	7,948,691
December 31, 2006	29,871,180	233,889,366

Shares issued on exercise of options	22,000	418,938
Shares issued on conversion of indirect participation interest	26,667	934,890
Shares issued on conversion of warrants	2,995	84,439
Shares issued on buyback of minority interest	25,000	496,500
Shares issued on Private Placement	1,078,514	23,500,000

December 31, 2007	31,026,356	259,324,133

Shares issued on Private Placement	2,728,477	58,938,305
Shares issued on exercise of options	58,000	1,413,587
Shares issued on preference share conversion and interest payments	532,754	15,012,950
Share issued as placement fee on debenture issue	228,000	5,700,000
Share issued on debenture conversions	641,000	15,118,483
Shares issued on debenture interest payments	259,105	2,620,628
Shares issued on conversion of indirect participation interest	450,000	15,776,270

December 31, 2008	35,923,692	373,904,356

On May 6, 2008, $60,000,000 of the $130,000,000 Bridging facility was converted into common shares at a price of $22.65 per share resulting in the issue of 2,649,007 shares.  In addition to the issue of these shares, there was also a 3% fee payable in additional shares resulting in an additional 79,470 shares being issued.

Consolidated Financial Statements   INTEROIL CORPORATION     39

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

21.	Share capital

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years.  As part of the debenture agreement, the investors were to be given a placement fee of 6% which could be settled in shares or cash.  During the year ended December 31, 2008, the Company issued 228,000 shares amounting to $5,700,000 to settle this liability.  During the year, 641,000 debentures have been converted into common shares of the Company.  In addition to the issue of these shares, the interest payable on the debentures for the period up to November 9, 2008 were paid in shares and cash resulting in an additional 259,105 shares being issued.

During the year ended 31 December, 2008, 517,777 preference shares were converted into common shares.  In addition to the issue of these shares, the interest payable on the preference shares for the first and second quarter of 2008 were paid in shares resulting in an additional 14,977 shares being issued.

On August 15, 2008, two IPI investors converted their interest into 450,000 common shares.

The numbers in the table above are net of transaction costs.

22.	Preference Shares

In November 2007, the Company authorized the issue of 1,035,554 convertible preference shares at an issue price of $28.97 to investors amounting to a total of $30,000,000. 517,777 of the authorized preference shares were issued to an investor in November 2007 for $15,000,000.  The preferred stock carried a fixed divided of 5% per annum payable quarterly in arrears in cash or stock at the issuers’ option on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2007. The holder can convert into common shares at any time.

Based on guidance under CICA 3863, the preference shares were assessed based on the rights attached to those shares in determining whether it exhibited the fundamental characteristic of a financial liability or equity.  Management has assessed that although the preference shares issued exhibit some characteristics of an equity instrument, the fixed interest right is in the nature of a liability.  Management had applied residual basis and has valued the liability component first and assigned the residual value to the equity component. Management has fair valued the liability component by discounting the expected interest payments using a nominal rate of 8.9% being Management’s estimate of the expected interest payments for a similar instrument without the conversion feature.  The liability component was valued at $7,797,312 and the remaining balance of $7,202,688 was allocated to the equity component before offsetting transaction costs.  The transaction costs relating to the preference share issue amounting to $750,000 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component has been expensed, and costs relating to the equity component have been allocated against the equity component recognized.

The preference dividend payment of 5% per annum is treated as an interest expense and is expensed in the Statement of Operations for the year.  The preference dividend paid for the year ended December 31, 2008 was $418,526 (2007 - $84,247).  During the quarter ended September 30, 2008 all preference shares issued (517,777 shares) were converted into common shares.

23.	8% subordinated debentures

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years.  The debenture holders have the right to convert their debentures into common shares at any time at a conversion price of $25.00 per share.  The Company has the right to require the debenture holders to convert if the daily Volume Weighted Average Price (‘VWAP’) of the common shares is at or above $32.50 for at least 15 consecutive trading days.  Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.

Based on guidance under CICA 3863, the debentures should be assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity.  Management has assessed that the debenture instrument mainly exhibits characteristics that are liability in nature; however, the embedded conversion feature is equity in nature and needs to be bifurcated and disclosed separately within equity.  Management has applied residual basis and has valued the liability component first and assigned the residual value to the equity component.

Management has fair valued the liability component by discounting the expected interest payments using a nominal rate of 13.5% being Management’s estimate of the expected interest payments for a similar instrument without the conversion feature.  The liability component was valued at $81,933,311 and the remaining balance of $13,066,689 was allocated to the equity component before offsetting transaction costs.

Consolidated Financial Statements   INTEROIL CORPORATION     40

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

23.	8% subordinated debentures (cont’d)

The placement fee of $5,700,000 paid to the investors in common shares of the Company was treated to be in the nature of a debt discount and was offset against the liability component.  The transaction costs relating to the issue amounting to $219,966 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component of $189,711 has been offset against the liability component, and costs relating to the equity component of $30,255 have been allocated against the equity component recognized.

The liability component on initial recognition after adjusting for the placement fee and transaction costs amounted to $76,043,600 and the equity component amounted to $13,036,434.  The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value.  The accretion expense relating to the debenture liability for the period since issue up to December 31, 2008 was $1,915,910.  In addition to the accretion, interest at 8% per annum has been expensed for the period since issue up to December 31, 2008 amounting to $4,361,889. The interest payable up to November 9, 2008 was paid in a combination of cash and shares.  The interest accrued at December 31, 2008 is $897,611.

During the year ended December 31, 2008, certain debenture holders exercised their conversion rights for $16,025,000 resulting in issue of 641,000 common shares of the Company.  As at December 31, 2008, of the 3,800,000 convertible debentures issued, 3,159,000 (December 2007 – nil), were outstanding.

24.	Stock compensation

Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel.  Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, vesting generally between one to four years after the date of grant, have an exercise period of three to five years after the date of grant, and are subject to the option plan rules.  Upon resignation or retirement, vested options must be exercised within 90 days or before expiry of the options if this occurs earlier.

	December 31, 2008		December 31, 2007		December 31, 2006
Stock options outstanding	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of period	1,200,500	23.70	1,013,500	20.59	746,800	22.23
Granted	952,500	18.48	354,750	33.51	725,500	15.87
Exercised	(58,000)	(16.50)	(22,000)	(14.37)	(132,285)	(11.14)
Forfeited	(11,500)	(28.68)	(143,250)	(25.94)	(285,433)	(18.01)
Expired	(244,000)	(25.80)	(2,500)	(27.00)	(41,082)	(15.36)
Outstanding at end of period	1,839,500	21.03	1,200,500	23.70	1,013,500	20.59

At December 31, 2008, in addition to the options outstanding as per the above table, there were an additional 309,500 (2007 – 1,137,250, 2006 - 2,570,500) common shares reserved for issuance under the Company’s stock option plans.  The decrease in the shares reserved from 2007 is mainly due to the cancellation of certain shares reserved under the 2002 plan after the new stock option plan was issued in 2006.

Options issued and outstanding				Options exercisable
Range of exercise prices $	Number of options	Weighted average exercise price $	Weighted average remaining term (years)	Number of options	Weighted average exercise price $
8.01 to 12.00	545,000	9.81	4.90	40,000	9.92
12.01 to 24.00	645,000	17.71	2.45	452,000	17.45
24.01 to 31.00	245,500	29.10	2.63	93,000	29.40
31.01 to 41.00	314,000	34.67	6.57	90,000	33.82
41.01 to 51.00	90,000	43.22	1.90	90,000	43.22
	1,839,500	21.03	3.93	765,000	23.47

Consolidated Financial Statements   INTEROIL CORPORATION     41

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

24.	Stock compensation (cont’d)

Aggregate intrinsic value of the 1,839,500 options issued and outstanding as at December 31, 2008 is $22,465,826. Aggregate intrinsic value of 765,000 options exercisable as at December 31, 2008 is $10,147,743.

The weighted-average grant-date fair value of options granted during the years 2008, 2007, and 2006 was $9.07, $19.34 and $8.89 respectively.  The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006, was $456,867, $102,840 and $532,232 respectively.  Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2008, 2007, and 2006, was $956,720, $316,100 and $1,473,942 respectively.

The fair value of the 952,500 (2007 – 354,750, 2006 - 725,500) options granted subsequent to January 1, 2008 has been estimated at the date of grant in the amount of $11,077,126 (2007 - $6,859,131, 2006 - $6,447,315) using a Black-Scholes pricing model.  An amount of $5,741,086 (2007 - $6,062,962, 2006 - $1,976,072) has been recognized as compensation expense for the year ended December 31, 2008.  The current year compensation expense of $5,741,086 (2007 - $6,062,962, 2006 - $1,976,072) was adjusted against contributed surplus under equity, out of which $456,867 (2007 - $102,840, 2006 - $532,230) was transferred to share capital on exercise of options, leaving a net impact of $5,284,219 (2007 - $5,960,122, 2006 - $1,443,840) on contributed surplus.

The assumptions contained in the Black Scholes pricing model are as follows:

Year	Period	Risk free interest rate (%)	Dividend yield	Volatility (%)	Weighted average expected life for options
2008	Oct 1 to Dec 31	1.5	-	83	4.3
2008	April 1 to Sep 30	2.7	-	80	5.0
2008	January 1 to March 31	2.2	-	73	5.0
2007	October 1 to Dec 31	3.4	-	74	5.0
2007	January 1 to Sep 30	5	-	63	5.0
2006	October 1 to December 31	4.6	-	65	5.0
2006	July 1 to September 30	5.1	-	68	4.2
2006	January 1 to June 30	4.4	-	60	4.8

25.	Warrants

In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91.  A total of 337,252 (2007 – 337,252, 2006 – 340,247) were outstanding at December 31, 2008.  The warrants are exercisable between August 27, 2004 and August 27, 2009.  The warrants are recorded at the fair value calculated at inception as a separate component of equity.  The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.

26.	Earnings/(Loss) per share

Preferred stock, warrants, conversion options and stock options totaling 7,500,752 common shares at prices ranging from $9.80 to $43.22 were outstanding as at December 31, 2008 but were not included in the computation of the diluted earnings per share because they caused the loss per share to be anti-dilutive.

Potential dilutive instruments outstanding	Number of shares December 31, 2008	Number of shares December 31, 2007	Number of shares December 31, 2006
Preferred stock	-	517,777	-
Employee stock options	1,839,500	1,200,500	1,013,500
IPI Indirect Participation interest - conversion options	2,160,000	3,306,667	3,333,334
8% Convertible debentures	3,159,000	-	-
Warrants	337,252	337,252	340,247
Others	5,000	5,000	5,000
Total stock options/shares outstanding	7,500,752	5,367,196	4,692,081

Consolidated Financial Statements   INTEROIL CORPORATION     42

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

27.	Commitments and contingencies

Commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Secured loan and debenture obligations	141,475	9,000	9,000	9,000	9,000	87,975	17,500
Accrued financing costs	-	-	-	-	-	-	-
Indirect participation interest - PNGDV (note 19)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	904	884	20	-	-	-	-
Petroleum prospecting and retention licenses (a)	95,000	16,500	4,500	23,333	35,333	15,334	-
	238,763	26,924	14,364	32,333	44,333	103,309	17,500

(a)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount Interoil has committed as a condition on renewal of these licenses.  Of this commitment, as at December 31, 2008, management estimates that $43,926,310 would satisfy the commitments in relation to the IPI investors .

Contingencies:

a)
The Company, certain of its subsidiaries, the Company’s Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC are defendants in Todd Peters, et. al. v. Phil Mulacek et. al.; Cause No. 05-040035920-CV; in the 284th District Court of Montgomery County, Texas.  The plaintiffs claim to be members of a partnership that bought a modular oil refinery and subsequently, through a series of transactions, sold it to a subsidiary of the Company.  Plaintiffs contend that the defendants, including the Company, breached their fiduciary duties to the plaintiffs as part of these transactions and also assert claims for knowing participation in a breach of a fiduciary duty, common law fraud, fraudulent inducement, statutory fraud, securities fraud, breach of contract, investor oppression and conspiracy.  Plaintiffs are seeking actual damages of up to $118,068,759 and unspecified punitive damages, attorneys’ fees, expenses and court costs, an accounting and access to books and records.  The Company and other defendants are vigorously contesting the matter.  Management does not believe the litigation will have a material adverse effect on the Company or its subsidiaries.

b)
During 2008, certain disputes and litigation arose between us and Merrill Lynch, Pierce, Fenner and Smith Inc. and Merrill Lynch and Co (“Merrill Lynch”) and companies affiliated to it relating to or arising from the LNG Project and PNG LNG Inc.  On February 27, 2009, a settlement agreement was entered into whereby the parties settled and agreed to release all of their outstanding claims against each other and dismissed the litigation with prejudice.  In addition, the parties granted mutual releases and entered into arrangements for the acquisition of Merrill Lynch’s interests in the Joint Venture Company and in the LNG Project by its other existing shareholders, InterOil LNG Holdings Inc and Pacific LNG Operations Ltd.

In addition to the above, from time to time the Company is involved in various claims and litigation arising in the normal course of business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Consolidated Financial Statements   INTEROIL CORPORATION     43

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

27.	Commitments and contingencies (cont’d)

Regulatory Actions

During the second half of the 2008 year, the Ontario Securities Commission (the “Commission”) directed that the Company undertake a review of its option granting practices from January 1, 2001 and provide the Commission with certain specific information and documentation.

A Special Committee of InterOil, comprised solely of independent directors, recently completed the internal review of InterOil's historical option granting practices.  The Special Committee concluded its review and found irregularities with respect to the administration of certain historical stock options grants, with the majority of these irregularities occurring prior to 2002 and well prior to the retention of those currently responsible for administration of stock options at InterOil. The Special Committee determined that these irregularities were not the result of any internal misconduct, but due to the failure to maintain adequate internal and accounting controls and some lack of understanding by those involved at the time.  The Special Committee concluded that the total value of such errors is small and, relative to the InterOil's current operations, not material.  No restatement of the Company’s financial statements is required as a result of these determinations.

Based on the results of its investigation, the Special Committee provided a report to the Board of Directors and recommended to the Board of Directors that it adopt a number of remedial actions, which the Board, by vote, promptly accepted. Such remedial actions include: re-pricing the small number of existing options held by current employees, contractors, officers or directors where the options were granted below market price or prior to the commencement of employment; requesting that the current officer who has exercised options granted below market price refund InterOil the difference between the exercise price of such options and the proper market price as provided for under the relevant stock incentive plan; requiring the Compensation Committee provide written confirmation to the Board of Directors in respect of all future grants of options that such options were granted in accordance with the applicable stock incentive plan rules; adopting further specific, written procedures for the administrative tasks surrounding the granting of options; and adopting a specific option granting procedure for grants to new hires.  These remedial actions have been or are being implemented by management.  A report of the results of the review and containing the information and documentation requested was provided to the Commission at the end of February 2009.  The Commission is currently reviewing the report.

Import Parity Price (‘IPP’) formula

The Company has also been negotiating with the Papua New Guinea government to revise the Import Parity Price (‘IPP’) formula which governs refined product sales in Papua New Guinea. Since the period beginning November 30, 2007, an interim arrangement has been in place with the PNG Government to apply a revised IPP formula for all sales from that date.  This interim formula was adjusted in June 2008 based on ongoing discussions with the government with a view to finalizing a permanent replacement to the IPP formula as is required under our agreement

28.	Subsequent events

Commodity derivative contracts
As at December 31, 2008, InterOil had $18.0 million of unrealized hedging gains carried forward in the balance sheet for unsettled hedge accounted transactions as at year end.  Subsequent to year end, these unrealized hedges were terminated and the mark-to-market gains were realized. However, these gains will be released into the Statement of Operations as the anticipated transactions that these hedges were initially taken to cover will occur.

Merrill Lynch’s PNG LNG Inc interest buyback
Subsequent to year ended December 31, 2008, on February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch’s interest in the Joint Venture Company. InterOil issued 652,931 common shares for its share of $11.25 million in relation to the settlement.  The final number of shares is subject to a post closing balancing payment.

29.	Reconciliation to generally accepted accounting principles in the United States

The audited consolidated financial statements of the Company for the year ended December 31, 2008, 2007, and 2006 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”).  The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements.  The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note.  Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.

Consolidated Financial Statements   INTEROIL CORPORATION     44

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Consolidated Balance Sheets	As at
	December 31, 2008		December 31, 2007		December 31, 2006
	$ (revised) (*)		$		$
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Current assets:
Cash and cash equivalents (5)	48,970,572	44,051,224	43,861,762	40,152,026	31,681,435	31,681,435
Cash restricted (5)	25,994,258	25,933,184	22,002,302	21,916,736	29,301,940	29,301,940
Trade receivables	42,887,823	42,887,823	63,145,444	63,145,444	67,542,902	67,542,902
Commodity derivative contracts	31,335,050	31,335,050	-	-	1,759,575	1,759,575
Other assets (5)	167,885	125,119	146,992	120,460	2,954,946	2,954,946
Inventories	83,037,326	83,037,326	82,589,242	82,589,242	67,593,558	67,593,558
Prepaid expenses (5)	4,489,574	4,489,574	5,102,540	5,076,006	880,640	880,640
Total current assets	236,882,488	231,859,300	216,848,282	212,999,914	201,714,996	201,714,996
Cash restricted	290,782	290,782	382,058	382,058	3,217,284	3,217,284
Deferred financing costs (4), (6)	-	1,279,145	-	1,395,066	1,716,757	1,716,757
Investment in LNG Project (5)	-	6,610,480	-	5,848,612	-	-
Plant and equipment (1), (5)	223,585,559	210,803,013	232,852,222	219,117,006	242,642,077	231,175,281
Oil and gas properties (2)	128,013,959	127,653,411	84,865,127	84,865,127	54,524,347	54,524,347
Future income tax benefit	3,070,182	3,070,182	2,867,312	2,867,312	1,424,014	1,424,014
Total assets	591,842,970	581,566,313	537,815,001	527,475,095	505,239,475	493,772,679
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (6), (5)	78,147,736	77,460,413	60,427,607	59,682,621	76,095,369	76,095,369
Commodity derivative contracts	-	-	1,960,300	1,960,289	-	-
Working capital facility	68,792,402	68,792,402	66,501,372	66,501,372	36,873,508	36,873,508
Deferred hedge gain (2)	-	-	-	-	1,385	-
Deferred liquefaction project liability	-	-	-	-	6,553,080	6,553,080
Current portion of secured loan	9,000,000	9,000,000	136,776,760	136,810,093	13,500,000	13,500,000
Current portion of indirect participation interest - PNGDV	540,002	540,002	1,080,004	1,080,004	730,534	730,534
Total current liabilities	156,480,140	155,792,817	266,746,043	266,034,379	133,753,876	133,752,491
Accrued financing costs	-	-	-	-	1,087,500	1,087,500
Secured loan (6)	52,365,333	53,500,000	61,141,389	62,500,000	184,166,433	184,166,433
8% subordinated debenture liability (4)	65,040,067	69,710,182	-	-	-	-
Preference share liability (3)	-	-	7,797,312	-	-	-
Deferred gain on contributions to LNG project (5)	17,497,110	-	9,096,537	-	-	-
Indirect participation interest (2)	72,476,668	88,211,120	96,086,369	115,926,369	96,861,259	116,861,259
Indirect participation interest - PNGDV	844,490	844,490	844,490	844,490	1,190,633	1,190,633
Total liabilities	364,703,808	368,058,609	441,712,140	445,305,238	417,059,701	437,058,316
Non-controlling interest (8)	5,235	5,427	4,292	4,388	5,759,206	5,416,831
Preference shares (3)	-	-	-	14,250,000	-	-
Shareholders' equity:
Share capital	373,904,356	373,514,356	259,324,133	259,324,133	233,889,366	233,889,366
Preference shares (3)	-	-	6,842,688	-	-	-
8% subordinated debentures (4)	10,837,394	-	-	-	-	-
Contributed surplus (4)	15,621,767	24,422,662	10,337,548	10,337,548	4,377,426	4,377,426
Warrants	2,119,034	2,119,034	2,119,034	2,119,034	2,137,852	2,137,852
Accumulated Other Comprehensive Income	27,698,306	27,698,306	6,025,019	6,025,019	1,492,869	1,494,258
Conversion options (2)	17,140,000	-	19,840,000	-	20,000,000	-
Accumulated deficit	(220,186,930)	(214,252,081)	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)
Total shareholders' equity	227,133,927	213,502,277	96,098,569	67,915,469	82,420,568	51,297,532
Total liabilities and shareholders' equity	591,842,970	581,566,313	537,815,001	527,475,095	505,239,475	493,772,679

(*)  Certain balances for the year ended December 31, 2008 have been revised to rectify for misclassification of the following items in the U.S. GAAP consolidated balance sheet as at December 31, 2008:

December 31, 2008 (as per U.S. GAAP reconciliation)	Original	Revised	Adjustments
Prepaid expenses being understated	(50,145,093)	4,489,574	54,634,667
Secured loan being understated	(1,134,667)	53,500,000	54,634,667
Net impact to Shareholders' Equity	-	-	-

 Consolidated Financial Statements   INTEROIL CORPORATION     45

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Consolidated statements of operations

The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

	Year ended
	December 31, 2008		December 31, 2007		December 31, 2006
	$		$ (restated) (*)		$
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Revenue
Sales and operating revenues	915,578,709	915,578,709	625,526,068	625,526,068	511,087,934	511,189,438
Interest income	931,785	-	2,180,285	-	3,223,995	-
Other income	3,216,445	-	2,666,890	-	3,747,603	-
	919,726,939	915,578,709	630,373,243	625,526,068	518,059,532	511,189,438

Expenses
Cost of sales and operating expenses (excluding depreciation shown below)	888,623,109	888,623,109	573,609,441	573,609,441	499,494,540	499,584,532
Administrative and general expenses (5)	31,227,627	28,354,064	31,998,655	30,881,433	23,288,330	23,322,286
Derivative (gain)/loss	(24,038,550)	(24,038,550)	7,271,693	7,271,693	(2,559,712)	(2,559,712)
Legal and professional fees (5)	11,523,045	7,692,045	6,532,646	4,471,684	3,937,517	3,937,517
Exploration costs, excluding exploration impairment	995,532	995,532	13,305,437	13,305,437	6,176,866	6,176,866
Exploration impairment	107,788	107,788	1,242,606	1,242,606	1,647,185	1,647,185
Short term borrowing costs	6,514,060	6,514,060	13,212,112	13,212,112	8,478,540	8,478,540
Long term borrowing costs (3), (4)	17,459,186	19,529,798	9,536,162	9,061,915	11,856,872	11,856,872
Depreciation and amortization (1), (5)	14,142,546	13,594,481	13,024,258	12,529,892	12,352,672	11,591,513
Loss on amendment of indirect participation interest - PNGDV	-	-	-	-	1,851,421	1,851,421
Gain on LNG shareholder agreement	-	-	(6,553,080)	(6,553,080)	-	-
Gain on equity accounted investment (5)	-	(1,047,795)	-	(5,561,684)	-	-
Gain on sale of oil and gas properties (2)	(11,235,084)	(12,280,084)	-	-	-	-
Foreign exchange loss/(gain) (5)	(3,878,150)	(4,437,943)	(5,078,338)	(5,099,651)	(4,744,810)	(4,744,810)
Non-controlling interest (8)	943	1,040	(22,333)	(22,236)	(263,959)	(265,865)
Interest income (5)	-	(841,028)	-	(2,146,183)	-	(3,223,995)
Other income	-	(3,216,445)	-	(2,666,890)	-	(3,747,603)
	931,442,052	919,550,072	658,079,259	643,536,489	561,515,462	553,904,747
Loss before income taxes	(11,715,113)	(3,971,363)	(27,706,016)	(18,010,421)	(43,455,930)	(42,715,309)
Income tax expense (5), (7)	(81,964)	28,073	(1,206,892)	(1,194,227)	(2,342,873)	(2,342,873)
Net loss	(11,797,077)	(3,943,290)	(28,912,908)	(19,204,648)	(45,798,803)	(45,058,182)

(*)  Comparative results for the year ended December 31, 2007 have been adjusted to rectify for misclassification of the following items in the U.S. GAAP Consolidated statement of operations as per the December 31, 2007 consolidated financial statements:
December 31, 2007 (as per U.S. GAAP reconciliation)	Original	Revised	Adjustments
Expenses
Legal and professional fees	6,038,280	4,471,684	1,566,596
Short term borrowing costs	11,151,150	13,212,112	(2,060,962)
Long term borrowing costs	9,536,162	9,061,915	474,247
Depreciation and amortization	12,550,011	12,529,892	20,119
Net impact to the U.S. GAAP Statement of Operations			-

Consolidated Financial Statements   INTEROIL CORPORATION     46

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Reconciliation of Canadian GAAP net income/(loss) to U.S. GAAP net income/(loss)

	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Net loss as shown in the Canadian GAAP financial statements	(11,797,077)	(28,912,908)	(45,798,803)
Description of items having the effect of increasing reported income
Decrease in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	478,923	478,935	761,159
Decrease in non-controlling interest expense (8)	(96)	(96)	1,907
Increase in reporting income due to reversal of proportionate consolidation of LNG Project and equity accounting the investment (5)	8,400,571	9,097,535	-
Increase in sales from ineffective portion of hedges	-	-	101,504
Decrease in long term borrowing costs relating to financing costs on preference shares expensed	-	390,000	-
Decrease in long term borrowing costs relating to dividends paid to preference share holders expensed under Canadian GAAP (3)	418,526	84,247	-
Decrease in long term borrowing costs relating to reduced accretion expense on increased 8% subordinated debentures liability (4)	291,137	-	-
Increase in gain on sale of oil and gas properties arising from conveyance accounting due to the initial IPI proceeds not being bifurcated under U.S. GAAP (2)	1,045,000	-	-
Description of items having the effect of decreasing reported income
Increase in long term borrowing costs relating to immediate expense of portion of placement fees and accretion of BCF on conversion of 8% subordinated debentures (4)	(2,780,274)	-	-
Reduced gain on sale of minority interest under U.S. GAAP	-	(342,361)	-
Increase in cost of sales from ineffective portion of hedges	-	-	(89,993)
Increase in administrative and general expenses from ineffective portion of hedges	-	-	(33,956)

Net loss according to US GAAP	(3,943,290)	(19,204,648)	(45,058,182)

Statements of comprehensive income/(loss), net of tax

	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Net loss in accordance with U.S. GAAP, net of tax	(3,943,290)	(19,204,648)	(45,058,182)
Foreign currency translation reserve, net of tax	3,660,787	4,532,150	1,015,426
Deferred hedge gain, net of tax	18,012,500	(1,389)	(993,153)
Total other comprehensive income, net of tax	21,673,287	4,530,761	22,273
Comprehensive income/(loss), net of tax	17,729,997	(14,673,887)	(45,035,909)

 Consolidated Financial Statements   INTEROIL CORPORATION     47

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Consolidated Statements of Shareholders' Equity

	Year ended
	December 31, 2008		December 31, 2007		December 31, 2006
	$		$		$
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Share capital

At beginning of period	259,324,133	259,324,133	233,889,366	233,889,366	223,934,500	223,934,500
Issue of capital stock	114,580,223	114,190,223	25,434,767	25,434,767	9,954,866	9,954,866
At end of period	373,904,356	373,514,356	259,324,133	259,324,133	233,889,366	233,889,366
Preference Shares

At beginning of period	6,842,688	-	-	-	-	-
Issue of preference shares	-	-	6,842,688	-	-	-
Converted to common shares	(6,842,688)	-	-	-	-	-
At end of period	-	-	6,842,688	-	-	-
8% subordinated debentures

At beginning of period	-	-	-	-	-	-
Issue of debentures	13,036,434	-	-	-	-	-
Conversion to common shares	(2,199,040)	-	-	-	-	-
At end of period	10,837,394	-	-	-	-	-
Contributed surplus

At beginning of period	10,337,548	10,337,548	4,377,426	4,377,426	2,933,586	2,933,586
Options exercised transferred to share capital	(456,867)	(456,867)	(102,840)	(102,840)	(532,232)	(532,232)
Stock compensation expense	5,741,086	5,741,086	6,062,962	6,062,962	1,976,072	1,976,072
8% Debenture issue BCF (note 4)	-	8,800,895	-	-	-	-
At end of period	15,621,767	24,422,662	10,337,548	10,337,548	4,377,426	4,377,426
Warrants

At beginning of period	2,119,034	2,119,034	2,137,852	2,137,852	2,137,852	2,137,852
Movement for period	-	-	(18,818)	(18,818)	-	-
At end of period	2,119,034	2,119,034	2,119,034	2,119,034	2,137,852	2,137,852
Accumulated Other Comprehensive Income

At beginning of period	6,025,019	6,025,019	1,492,869	1,494,258	477,443	1,471,985
Deferred hedge gain recognised on transition	-	-	1,385	-	-	-
Deferred hedge (loss)/gain movement for period, net of tax	18,012,500	18,012,500	(1,385)	(1,389)	-	(993,153)
Foreign currency translation adjustment movement for period, net of tax	3,660,787	3,660,787	4,532,150	4,532,150	1,015,426	1,015,426
At end of period	27,698,306	27,698,306	6,025,019	6,025,019	1,492,869	1,494,258
Conversion options

At beginning of period	19,840,000	-	20,000,000	-	20,000,000	-
Movement for period	(2,700,000)	-	(160,000)	-	-	-
At end of period	17,140,000	-	19,840,000	-	20,000,000	-
Accumulated deficit

At beginning of period	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)	(133,678,142)	(145,543,188)
Net loss for period	(11,797,077)	(3,943,290)	(28,912,908)	(19,204,648)	(45,798,803)	(45,058,182)
Deduct:
Preference Share Dividends	-	(418,526)	-	(84,247)	-	-
At end of period	(220,186,930)	(214,252,081)	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)
Shareholders' equity at end of period	227,133,927	213,502,277	96,098,569	67,915,469	82,420,568	51,297,532

 Consolidated Financial Statements   INTEROIL CORPORATION     48

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Reconciliation of Canadian GAAP Statement of cash flows to U.S. GAAP:

	Year ended
	December 31, 2008	December 31, 2007	December 31, 2006
	$	$ (restated) (*)	$
Cash flows provided by (used in):

Operating activities - Canadian GAAP (as per consolidated cash flows)	15,586,156	(31,619,907)	2,187,462

Reconciling items:
Reclass exploration costs expensed including exploration impairment as investing activity for US GAAP	(1,103,320)	(14,548,043)	(7,824,051)
Being LNG project related operating cash flows reversed for US GAAP cash flow statement	8,666,724	2,892,220	-
Operating activities - U.S. GAAP	23,149,560	(43,275,730)	(5,636,589)

Investing activities - Canadian GAAP (as per consolidated cash flows)	(47,390,685)	(34,369,871)	(97,071,319)

Reconciling items:
Reclass exploration costs expensed including exploration impairment as investing activity for US GAAP	1,103,320	14,548,043	7,824,051
Being reversal of LNG Project expenditure for US GAAP cash flows	(404,594)	2,762,786	-
Being reversal of movement in restricted cash held relating to LNG Project for US GAAP cash flows	(24,492)	85,566	-
Investing activities - U.S. GAAP	(46,716,451)	(16,973,476)	(89,247,268)

Financing activities - Canadian GAAP (as per consolidated cash flows)	36,913,339	78,170,105	66,963,485

Reconciling items:
Being reversal of PNG LNG cash calls from unrelated joint venture partners proportionately consolidated in Canadian GAAP cash flow statement	(9,447,250)	(9,450,308)	-
Financing activities - U.S. GAAP	27,466,089	68,719,797	66,963,485

(Decrease)/increase in cash and cash equivalents	3,899,198	8,470,591	(27,920,372)
Cash and cash equivalents, beginning of period (U.S.GAAP)	40,152,026	31,681,435	59,601,807
Cash and cash equivalents, end of period (U.S. GAAP)	44,051,224	40,152,026	31,681,435

Under Canadian GAAP, InterOil’s share in the LNG Joint venture project is proportionately consolidated and InterOil’s share of the JV cash flows will be taken up in InterOil consolidated cash flow statement.  The cash flows would be classified between operating, investing and financing as per the nature of the transaction.  Under U.S. GAAP, when an investment in an entity is accounted for by use of the equity method, an investor restricts its reporting in the cash flow statement to the cash flows between itself and the investee, for example, to dividends and advances.  The above cash and cash equivalents is different to the Canadian cash and cash equivalents balance due to the proportionate take up of the cash balance under Canadian GAAP, but equity accounting of the LNG investment in U.S. GAAP (refer (5) below).

 Consolidated Financial Statements   INTEROIL CORPORATION     49

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

(*)  Comparative results for the year ended December 31, 2007 have been adjusted to correctly reflect the reconciling items related to the LNG Project.  For details of adjustments made to the Reconciliation of Canadian GAAP Statement of cash flows to U.S. GAAP as per the December 31, 2007 consolidated financial statements, refer to the following table:

	Operating activities	Investing activities	Financing activities	Total
	$	$	$	$
Cash flows provided by/(used in) - (as per original U.S. GAAP reconciliation)	(57,062,320)	(12,637,194)	78,170,105	8,470,591
Adjustments:
Transfer of reversal of PNG LNG cash call proportionately consolidated in cash flow statement reconciling item from Investing activities to Financing activities (at amount originally disclosed in reconciliation)	-	(65,072)	65,072	-
Adjust reversal of PNG LNG cash call proportionately consolidated in cash flow statement reconciling item to correct amount	9,515,380	-	(9,515,380)	-
Add reversal of movement in non-cash working capital relating to LNG Project (increase in accounts payable and accrued liabilities)	7,119,562	(7,119,562)	-	-
Add reconciling item for reversal of expenditure on plant and equipment relating to LNG Project	(2,762,786)	2,762,786	-	-
Add reconciling item for reversal of movement in restricted cash held relating to LNG Project	(85,566)	85,566	-	-
Cash flows provided by/(used in) - (as per adjusted U.S. GAAP reconciliation)	(43,275,730)	(16,973,476)	68,719,797	8,470,591

Per share amounts

Basic per share amounts are computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period.  Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.

For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method.  No potential shares in options on issue were dilutive for the years ended December 31, 2008, 2007 and 2006.

Weighted average number of shares on which earnings per share	Year ended December 31,
calculations are based in accordance with U.S. GAAP	2008	2007	2006
Basic	33,632,390	29,998,133	29,602,360
Effect of dilutive options	-	-	-
Diluted	33,632,390	29,998,133	29,602,360
Net income/(loss) per share in accordance with U.S. GAAP
Basic	(0.12)	(0.64)	(1.52)
Diluted	(0.12)	(0.64)	(1.52)

 Consolidated Financial Statements   INTEROIL CORPORATION     50

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

(1)	Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use.  The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

As disclosed in note 2(s) in the consolidated financial statements, operations commenced on January 1, 2005 under Canadian GAAP.  Therefore, the Company continued to capitalize December 2004’s results to the refinery project.  Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP.

The useful life for the refinery under U.S. GAAP is the same as that disclosed under Canadian GAAP.

(2)	Indirect participation interest

As disclosed in note 19 in the consolidated financial statements, the Company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000.  Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity.  Under U.S. GAAP, the Company has not bifurcated the amount between liability and equity as the Company has opted to utilize the scope exception under SFAS 133 Para 10(f) for ‘derivatives that serve as impediments to sales accounting’.

As explained in note 19, during the year ended December 31, 2008, two of the investors’ with a combined 5.225% interest in the eight well drilling program waived their right to convert their IPI percentage into 696,667 common shares. These waivers have resulted in conveyance being triggered on this portion of the IPI agreement for the year ended December 31, 2008.  As the initial IPI proceeds were not bifurcated under U.S. GAAP, the total conveyance proceeds available for the conveyed interest is $11,938,979 (higher by $1,405,548 from the CGAAP balance), the amounts offset against oil and gas properties is $6,158,895 (higher by $360,548 from CGAAP balance), and the gain recognised in the statement of operations is $5,780,084 (higher by $1,045,000 from CGAAP balance).

(3)	Preference shares

As disclosed in Note 22 in the consolidated financial statements, 517,777 preference shares were issued to an investor in November 2007 for $15,000,000.

Under Canadian GAAP, the preference shares were assessed based on the rights attached to those shares and Management valued the equity and liability component of the instrument using the residual value basis.

As the Preference share agreement has contractual redemption provisions under ‘Fundamental change’ section mainly relating to listing requirements, shareholding etc, under U.S. GAAP, the preference shares needs to be classified under temporary equity classification in accordance with ASR 268.  Transaction costs amounting to $750,000 have been deducted from the total proceeds of $15,000,000.  Under Canadian GAAP the transaction costs attributable to the liability component was expensed.

In addition to the above, the 5% dividend paid for the twelve month period amounting to $418,526 has been included within long term borrowing costs within Canadian GAAP, but has been treated as a reduction to retained earnings under U.S. GAAP.

During the year ended December 31, 2008 the entire preference shares issued of 517,777 shares were converted into common shares.

(4)	8% subordinated debentures

As disclosed in Note 23 in the consolidated financial statements, on May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years. Under Canadian GAAP, these debentures were assessed based on the rights attached to the instrument and Management valued the equity and liability component of the instrument using the residual value basis.

 Consolidated Financial Statements   INTEROIL CORPORATION     51

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Under U.S. GAAP, Management assessed the debentures following the guidance under FAS 133 to decide whether the embedded conversion option needs to be bifurcated and disclosed separately.  The embedded conversion option did not satisfy the condition of embedded derivatives that requires separation due to the scope exception under FAS 133 Para 11(a) as the option is indexed to the Company’s own stock and would have been classified in Shareholder’s equity if it had been separated.

As FAS 133 bifurcation is not applicable, the provisions of EITF 00-27 requires that the instrument be assessed for any ‘Beneficial Conversion Features (‘BCF’)’ included in the instrument, which should be separated using the intrinsic value method as noted in EITF 98-5. Based on the guidance, the BCF has been valued at $8,821,320 which will be separate and classified separately under equity as Contributed Surplus.  After separation, the liability component would be accreted over the life of the debentures, being 5 years until May 2013. If the conversion occurs prior to the stated redemption date, the entire unamortized value related to the converted portion would be immediately recognized in the Statement of operations as an ordinary interest expense.

The accretion expense of the liability component for the period ending December 31, 2008 was $1,569,709 (accretion expense under US GAAP is less due to the higher liability component of the instrument).

In addition to the above, deferred financing costs are offset against the respective liabilities under Canadian GAAP; however, the same is disclosed as a separate item on the face of the balance sheet under US GAAP. As at December 31, 2008, there was $144,478 of deferred finance costs which were not amortized in relation to the 8% convertible debentures.

During the year ended December 31, 2008, debenture holders exercised their conversion rights for $16,025,000 resulting in issue of 641,000 common shares of the Company.  As at December 31, 2008, of the 3,800,000 convertible debentures issued, 3,159,000 (December 2007 – nil), were outstanding.

Under U.S. GAAP, a portion of the placement fees and BCF accretion are expensed immediately on conversion.  The additional financing expense recognized under U.S. GAAP due to the conversion of the debentures during the year ended December 31, 2008 was $2,780,274.

(5)	Investment in LNG Project/Deferred gain on contributions to LNG Project

As disclosed in Note 14 in the consolidated financial statements, a Shareholders Agreement was signed on July 30, 2007 which converted PNG LNG Inc. and its subsidiaries into a joint venture project from being a subsidiary of InterOil.  Under Canadian GAAP, joint ventures are proportionately consolidated into the Company’s consolidated financials based on the shareholding in the joint venture.

Applying the guidance under APB 18, a corporate joint venture has to be equity accounted under U.S. GAAP. InterOil has also followed the guidance under SAB Topic 5H wherein a gain on contributions to the joint venture is not recognised, however, a gain is recognised as a result of a change in economic interest.

InterOil will account for the joint venture using equity accounted method.  In addition to the gain or loss recognised as part of the operations, InterOil will also recognise any difference between the Investment carried in its balance sheet and the underlying equity in net assets of the joint venture in the statement of operations and the investment balance will increase/decrease in line with this difference.

The adjustments to reflect the reversal of proportionately consolidated balances and take-up of equity accounted balances have been summarised below. Given below is the Midstream – liquefaction consolidated balance sheet and statement of operations under Canadian GAAP and U.S. GAAP.  The statement of operations incorporates results for the year ended December 31, 2008. PNG LNG Inc. was a subsidiary of InterOil until the date of the Shareholder’s Agreement and has been proportionately consolidated subsequent to that date.

 Consolidated Financial Statements   INTEROIL CORPORATION     52

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Midstream - liquefaction		GAAP
Consolidated Balance Sheet	Canadian GAAP	Adjustments	US GAAP

Cash and cash equivalents	4,919,448	(4,919,348)	100
Cash restricted	61,074	(61,074)	-
Other assets	21,710	(21,710)	-
Prepaid expenses	-	-	-
Current assets	5,002,232	(5,002,132)	100

Investment in PNG LNG Inc.	-	6,610,480	6,610,480
Plant and equipment	2,273,619	(2,273,619)	-
Total assets	7,275,851	(665,271)	6,610,580

Accounts payable and accrued liabilities	687,327	(687,327)	-
Intercompany payables	3,498,042	21,056	3,519,098
Current liabilities	4,185,369	(666,271)	3,519,098

Deferred gain on contributions to LNG project	17,497,110	(17,497,110)	-
Total non-current liabilities	17,497,110	(17,497,110)	-

Share capital	1	-	1
Accumulated deficit	(14,406,629)	17,498,110	3,091,481
Shareholders' Equity	(14,406,628)	17,498,110	3,091,482
Total liabilities and Shareholders' equity	7,275,851	(665,271)	6,610,580

Midstream - liquefaction		GAAP
Consolidated Statement of Operation	Canadian GAAP	Adjustments	US GAAP

Interest income	90,757	(90,757)	-
Total revenues	90,757	(90,757)	-

Office and Administrative expenses	3,213,034	(2,873,563)	339,471
Depreciation	69,142	(69,142)	-
Professional fees	3,809,329	(3,831,000)	(21,671)
Borrowing costs	240,782	-	240,782
Exchange (Gain) loss	559,793	(559,793)	-
Loss on proportionate consolidation of PNG LNG Inc	-	-	-
Gain on equity accounted investment	-	(1,047,795)	(1,047,795)
Income taxes	110,037	(110,037)	-
Total expenses	8,002,117	(8,491,330)	(489,213)

Net gain/(loss)	(7,911,360)	8,400,573	489,213

(6)	Deferred Financing costs

Deferred financial costs are offset against the respective liabilities under Canadian GAAP; however, the same is disclosed as a separate item on the face of the balance sheet under US GAAP in accordance with guidance under APB 21.

(7)	Income tax effect of adjustments

The income tax effect of U.S. GAAP adjustments was a reduction to the future tax asset of $2,671,594 (year ended December 31, 2007 - $3,403,154) for the year ended December 31, 2008 due to a decrease in the loss carry-forwards. A corresponding decrease in the valuation allowance was recorded.

(8)	Non controlling interest

The non-controlling interest movements are the result of the U.S. GAAP adjustments relating to the midstream operations described in point 1 above.

 Consolidated Financial Statements   INTEROIL CORPORATION     53

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Recent Accounting Pronouncements

Fair value measurements

In September 2006, the FASB issued FAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements.  The standard is effective for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years.  The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS 159 which permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.  This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.  This standard does not have any material impact on the financial statements of the Company.

Business combinations

In December 2007, the FASB issued FAS 141 (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  This will have no impact unless the Company undertakes a business combination subsequent to adoption of this standard.

Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued FAS 160.  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.  It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.  Previously, net income attributable to the noncontrolling interest generally was reported as an expense or other deduction in arriving at consolidated net income.  This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  This will have no impact unless the Company undertakes a business combination involving a non-controlling interest subsequent to adoption of this standard.

Disclosures about derivative instruments and hedging activities

In March 2008, the FASB issued FAS 161.  This statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting.  Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation.  This disclosure better conveys the purpose of derivative use in terms of the risk that the entity is intending to manage.  Disclosing the fair values of derivative instruments and their gains and losses in a tabular format should provide a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period.  Disclosing information about credit-risk-related contingent features should provide information on the potential effect on an entity’s liquidity from using derivatives.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company does not expect that the application of FAS 161 will have a material impact on the financial statements.

 Consolidated Financial Statements   INTEROIL CORPORATION     54

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Hierarchy of generally accepted accounting principles

In May 2008, the FASB issued FAS 162.  This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements by nongovernmental entities that are presented in accordance with the US GAAP.  This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  The SEC approved the amendments on September 16, 2008.  The Company does not expect that the application of FAS 161 will have a material impact on the financial statements.

Accounting for financial guarantee insurance contracts

In May 2008, the FASB issued FAS 163 which clarifies how FAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities.  The statement requires recognition of a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  The statement also required expanded disclosures about financial guarantee insurance contracts.  This statement is effective for years beginning after December 15, 2008 and interim periods within those years, except for certain disclosure requirements which are effective for the first period (including interim periods) beginning after May 23, 2008.  The Company does not expect that the application of FAS 163 will have any impact on the financial statements.

 Consolidated Financial Statements   INTEROIL CORPORATION     55